    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1995.
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           --------------------------
                              LA QUINTA INNS, INC.
             (Exact name of registrant as specified in its charter)

               TEXAS                              74-1724417
  (State or other jurisdiction of              (I.R.S. Employer
  incorporation or organization)              Identification No.)

                                 WESTON CENTRE
                              112 E. PECAN STREET
                                 P.O. BOX 2636
                         SAN ANTONIO, TEXAS 78299-2636
                                 (210) 302-6000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------
                                JOHN F. SCHMUTZ
                       VICE PRESIDENT -- GENERAL COUNSEL
                              LA QUINTA INNS, INC.
                                 WESTON CENTRE
                              112 E. PECAN STREET
                                 P.O. BOX 2636
                         SAN ANTONIO, TEXAS 78299-2636
                                 (210) 302-6000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

          John M. Newell                        Bruce K. Dallas
         Latham & Watkins                    Davis Polk & Wardwell
 633 West Fifth Street, Suite 4000           450 Lexington Avenue
Los Angeles, California 90071-2007         New York, New York 10017
          (213) 485-1234                        (212) 450-4000

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED          BE REGISTERED       PER SECURITY*      OFFERING PRICE*     REGISTRATION FEE
  % Senior Notes due 2005.............     $100,000,000            100%            $100,000,000          $34,483
* Estimated solely for the purpose of calculating the registration fee.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION, ISSUED AUGUST 11, 1995)

                                  $100,000,000
                              LA QUINTA INNS, INC.
                              % SENIOR NOTES DUE 2005
                               -----------------

                 INTEREST PAYABLE             AND
                              -------------------

THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY. THE SENIOR NOTES WILL BE REPRESENTED BY GLOBAL NOTES REGISTERED IN THE NAME OF A NOMINEE OF THE
   DEPOSITORY TRUST COMPANY, AS DEPOSITARY. BENEFICIAL INTERESTS IN THE SENIOR NOTES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED
     ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY (WITH RESPECT TO PARTICIPANTS' INTERESTS) AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED
       IN  THIS PROSPECTUS, SENIOR NOTES  IN CERTIFICATED FORM WILL NOT
                  BE ISSUED IN EXCHANGE FOR THE GLOBAL NOTES.

                            ------------------------

SEE "RISK  FACTORS"  ON  PAGE  10  FOR A  DISCUSSION  OF  CERTAIN  FACTORS  THAT
  SHOULD  BE  CONSIDERED  IN  CONNECTION  WITH  AN  INVESTMENT  IN  THE SENIOR
                                          NOTES OFFERED HEREBY.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE   ACCURACY   OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
              REPRESENTATION  TO  THE   CONTRARY  IS  A   CRIMINAL
                                    OFFENSE.
                             ---------------------

                        PRICE    % AND ACCRUED INTEREST
                              -------------------

                                               PRICE TO          UNDERWRITING DISCOUNTS         PROCEEDS TO
                                              PUBLIC (1)           AND COMMISSIONS (2)        COMPANY (1)(3)
                                        -----------------------  -----------------------  -----------------------
PER SENIOR NOTE.......................             %                        %                        %
TOTAL.................................             $                        $                        $

- ---------

  (1) PLUS ACCRUED INTEREST FROM                            , 1995.

  (2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

  (3) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $      .

                            ------------------------

    THE SENIOR NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY DAVIS POLK & WARDWELL, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SENIOR NOTES WILL BE MADE ON OR ABOUT
                   , 1995 THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITORY TRUST COMPANY, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY & CO.
             INCORPORATED
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                               NATIONSBANC CAPITAL MARKETS, INC.

                     , 1995

NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY (THE "OFFERING") TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SENIOR NOTES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 -----
Prospectus Summary..........................................................................           3
Risk Factors................................................................................          10
Use of Proceeds.............................................................................          11
Capitalization..............................................................................          12
Selected Financial Data.....................................................................          13
Pro Forma Financial Data....................................................................          15
Management's Discussion and Analysis of Financial Condition and Results of Operations.......          18
Business....................................................................................          27
Description of Senior Notes.................................................................          35
Underwriters................................................................................          46
Legal Matters...............................................................................          46
Experts.....................................................................................          47
Available Information.......................................................................          47
Incorporation of Certain Information by Reference...........................................          47

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" OR "LA QUINTA" REFERS TO LA QUINTA INNS, INC., TOGETHER WITH ITS COMBINED SUBSIDIARIES, AND UNINCORPORATED JOINT VENTURES AND PARTNERSHIPS. LA QUINTA-REGISTERED TRADEMARK- IS A REGISTERED TRADEMARK OF LA QUINTA INNS, INC.

    MARKET DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED FROM INDUSTRY PUBLICATIONS AND INTERNAL GUEST SURVEYS. INDUSTRY PUBLICATIONS GENERALLY STATE THAT THE INFORMATION CONTAINED THEREIN HAS BEEN OBTAINED FROM SOURCES BELIEVED TO BE RELIABLE, BUT THAT THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION IS NOT GUARANTEED. SIMILARLY, INTERNAL GUEST SURVEYS, WHILE BELIEVED TO BE RELIABLE, HAVE NOT BEEN INDEPENDENTLY VERIFIED. NEITHER THE COMPANY NOR THE UNDERWRITERS HAVE INDEPENDENTLY VERIFIED THIS MARKET DATA AND NEITHER OF THEM MAKES ANY REPRESENTATION AS TO ITS ACCURACY.

                                  THE COMPANY

    La Quinta is the second largest owner/operator of hotels in the United States, with 236 inns and more than 30,000 rooms. La Quinta, which operates primarily in the mid-priced segment of the lodging industry, achieved an average occupancy percentage of 70.1% and an average daily room rate ("ADR") of $47.65 for the year ended December 31, 1994. Founded in 1968, the Company has inns located in 29 states, with strategic concentrations in Texas, Florida and California. La Quinta currently owns a 100% interest in 228 of its inns and a 50% or greater interest in an additional seven inns. La Quinta operates all of its inns other than one licensed inn. La Quinta's business strategy is to continue to expand its successful core business as an owner/operator in the mid-priced segment of the lodging industry.

OWNERSHIP AND MANAGEMENT CONTROL

    Unlike most major chains in the lodging industry, La Quinta owns and manages all but one of the inns that carry its brand. The Company believes that much of its success is attributable to this operating control, which allows the Company to achieve a higher level of consistency in both product quality and service than its competitors. In addition, its operating control gives La Quinta the ability to offer new services, determine expansion strategies, set pricing and make other marketing decisions on a system-wide or local basis as conditions dictate, without consulting third-party owners, management companies or franchisees as required of most other lodging chains.

BRAND IMAGE

    La Quinta has taken major steps to assure uniform high quality at its inns. In 1993 and 1994, the Company invested approximately $65 million in a comprehensive chainwide image enhancement program designed to give all of its inns a new, fresh appearance while preserving their unique character. The program, which was substantially completed in mid-1994, featured new signage displaying a distinctive new logo, along with exterior and lobby upgrades including brighter colors, more extensive lighting, additional landscaping, enhanced guest entry and a full lobby renovation with contemporary furnishings and seating areas for continental breakfast.

    As a result of its ability to provide consistently high-quality, convenient accommodations and excellent value, the Company believes that it has established La Quinta as a strong, well-regarded mid-priced brand. The Company believes that its brand recognition and reputation have enhanced the performance of its existing inns and should provide an advantage for inns added in the future.

FOCUSED GROWTH STRATEGY

    La Quinta attributes its strong operating performance in large part to the successful implementation of the strategic plan formulated by the Company's senior management team after their arrival at the Company in 1992. Under this plan, management has (i) substantially restructured the Company, purchasing its partners' interests in 19 unincorporated joint ventures and partnerships since 1993, refinancing a majority of its outstanding debt, and instituting corporate and operating-level cost controls, (ii) reimaged all La Quinta inns through the system-wide image enhancement program, and (iii) demonstrated its ability to grow the number of inns -- acquiring 11 inns in 1993, 15 inns in 1994 and nine inns in the first six months of 1995 -- while increasing profitability.

    The Company intends to focus both on INTERNAL GROWTH -- enhancing revenues, cash flow and profitability at its current portfolio of inns, and EXTERNAL GROWTH -- adding new inns through opportunistic acquisitions and conversions of existing properties and selective new construction. The Company's external growth strategy is to reinforce its presence in existing markets and expand selectively into new markets. For the twelve months ended June 30, 1995, the Company generated $79.6 million of cash flow after required interest payments, maintenance capital expenditures (assumed to be 5% of room revenues), dividends, taxes and partner distributions, providing an internal source of funding to support its growth plan.

FACILITIES AND SERVICES

    The typical La Quinta inn contains approximately 130 spacious, quiet and comfortably furnished guest rooms averaging 300 square feet in size. Guests at a La Quinta inn are offered a wide range of amenities and services, including complimentary continental breakfast, free unlimited local telephone calls, remote-control televisions with a premium movie channel, a swimming pool, same-day laundry and dry cleaning, fax services, 24-hour front desk and message service, smoking/non-smoking rooms and free parking. La Quinta guests typically have convenient access to food service at adjacent free-standing restaurants, including national chains such as Cracker Barrel, IHOP, Denny's and Perkins. La Quinta has an ownership interest in 126 of these adjacent restaurant buildings, which it leases to restaurant operators.

    La Quinta inns appeal to guests who desire high-quality rooms, convenient locations and attractive prices, but who do not require banquet and convention facilities, in-house restaurants, cocktail lounges or room service. By eliminating the costs of these management-intensive facilities and services, La Quinta believes it offers its customers exceptional value by providing rooms that are comparable in quality to full-service hotels at lower prices.

CUSTOMER BASE AND MARKETING

    La Quinta's combination of consistent, high-quality accommodations and good value is attractive to business customers, who account for more than 50% of rooms rented. These core customers typically visit a given area several times a year, and include salespersons covering a specific territory, government and military personnel and technicians. The Company also targets both vacation travelers and senior citizens. For the convenience of these targeted customer groups, inns are generally located near suburban office parks, major traffic arteries or destination areas such as airports and convention centers.

    La Quinta has developed a strong following among its customers; internal customer surveys show that the average customer spends 16 nights per year in a La Quinta inn. The Company focuses a number of its marketing programs on maintaining a high number of repeat customers. For example, La Quinta promotes a "Returns-Registered Trademark- Club" offering members preferred status and rates at La Quinta inns, along with rewards for frequent stays. The Returns Club had approximately 235,000 members as of June 30, 1995.

    The Company markets directly to companies and other organizations through its direct sales force of 40 sales representatives and managers. This sales force calls on companies which have a significant number of individuals traveling in the regions in which La Quinta operates and which are capable of producing a high volume of room nights. The Company also provides a central reservation system, "teLQuik-Registered Trademark-," which currently accounts for advance reservations for approximately 27% of room nights. The teLQuik system allows customers to make reservations by dialing 1-800-531-5900 toll free, or from special reservations phones placed in all La Quinta inns. In addition, approximately 47% of room nights reflect advance reservations made directly with individual inns and forwarded to the central reservation system. In total, advance reservations account for approximately 74% of room nights.

LODGING INDUSTRY

    La Quinta benefits from the current strength of both the lodging industry as a whole and the mid-priced segment in which the Company primarily competes. The industry has now experienced three consecutive years in which the growth of demand for rooms substantially exceeded the growth in room supply. This supply/demand relationship has led to industry-wide increases in occupancy percentages and ADR, with occupancy rising to 65.2% in 1994 from 63.7% in 1993, and ADR increasing 3.8% in 1994 over 1993 levels, based on information provided by Smith Travel Research, an independent lodging industry research firm. The mid-priced segment of the lodging industry also performed well in 1994, with revenue per available room ("REVPAR," which is the product of occupancy percentage and ADR) increasing 5.5% over 1993, the largest REVPAR increase of any lodging segment except for the luxury segment. The mid-priced segment continued to have strong REVPAR growth in the first quarter of 1995, with REVPAR increasing 5.9% over the comparable 1994 period.

FINANCIAL PERFORMANCE

    La Quinta's financial results reflect both the improvements in the lodging industry and the successful implementation of its business strategy. During the five-year period from 1990 through 1994, the Company's REVPAR increased from $27.01 per night to $33.39 per night, a compound annual growth rate of 5.4%; revenue increased from $226.8 million to $362.2 million, a compound annual growth rate of 12.4%; EBITDA (as defined in footnote 4 under "Summary Combined Financial Data") increased from $79.3 million to $148.7 million, a compound annual growth rate of 17.0%; and net income increased from $2.2 million to $37.8 million. During this same period, the Company reduced its annual corporate overhead expense from $21.6 million in 1990 to $18.6 million in 1994, a decrease of 13.9%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    La Quinta's operating results in the first six months of 1995 versus the first six months of 1994 continued this positive trend: REVPAR increased 12.8%, revenues increased 21.1%, EBITDA increased 37.8% and net income increased 65.0%. These results illustrate the operating leverage inherent in the lodging industry. As occupancy and ADR increase, a high percentage of the additional revenue translates into net income due to the low marginal costs of increasing occupancy and ADR. The operating leverage is also reflected in the Company's EBITDA margin, which rose from 40.0% in the first six months of 1994 to 45.6% in the first six months of 1995.

AEW TRANSACTION

    In March 1990, the Company formed a limited partnership, La Quinta Development Partners, L.P. ("LQDP"), with AEW Partners, L.P. ("AEW") pursuant to the LQDP Partnership Agreement. LQDP was established for the purpose of acquiring competitors' inns and converting them to the La Quinta-Registered Trademark- brand. La Quinta managed the inns owned by LQDP. Prior to the transaction described below, La Quinta, the general partner of LQDP, owned a 40% interest and AEW, the limited partner, owned a 60% interest in LQDP. La Quinta contributed property with a fair value of approximately $44 million and $4 million in cash to LQDP, and AEW contributed cash of $3 million and an additional $69 million in the form of a promissory note which was subsequently funded. At June 30, 1995, LQDP owned 47 inns and 16 adjacent restaurant buildings.

    Under the terms of the LQDP Partnership Agreement, AEW had a right to require that any inns proposed to be acquired by the Company instead be acquired by LQDP. This right expired by its terms in March 1995. In addition, in connection with the formation of LQDP in 1990, AEW paid $3 million for an option, subject to certain vesting and other conditions, to convert two-thirds of its ownership interest in LQDP into a specified number of shares of the Company's Common Stock (adjusted for stock splits, cash dividends, and distributions from LQDP to AEW).

    On June 15, 1995, AEW notified the Company that it would exercise, subject to certain conditions, its option to convert two-thirds of its ownership interest in LQDP into 5,299,821 shares of the Company's Common Stock. AEW also agreed to sell the remaining one-third of its ownership interest in LQDP to the Company for a negotiated price of $48.2 million in cash (collectively, with the conversion, the "AEW Transaction"). The AEW Transaction was consummated on July 3, 1995. The Company financed the cash portion of the AEW Transaction through borrowings under its and LQDP's bank credit facilities. The shares issued upon conversion were registered pursuant to a registration rights agreement and substantially all of such shares were sold in a public offering that was consummated in August 1995. AEW bore all of the costs related to the registration and sale of the shares in such public offering.

                                  THE OFFERING

Securities Offered................  $100,000,000 principal amount of     % Senior Notes  due
                                    2005 (the "Senior Notes").
Maturity Date.....................            , 2005.
Interest Payment Dates............  and         , commencing            , 1996.
Redemption........................  The Senior Notes may not be redeemed prior to maturity.
Mandatory Sinking Fund............  None.
Ranking...........................  The Senior Notes will be senior unsecured obligations of the  Company and will  rank PARI PASSU  with the Amended
                                    Bank  Credit  Facility   (as  defined   under  "Use   of
                                    Proceeds").  Neither  the Senior  Notes nor  the Amended
                                    Bank Credit Facility are secured by any of the Company's
                                    assets. The Senior Notes are effectively subordinated to
                                    the repayment  of  indebtedness of  the  Company's  sub-
                                    sidiaries,  of  which $20.3  million was  outstanding at
                                    June 30,  1995,  as  adjusted  for  this  Offering.  See
                                    "Description of Senior Notes -- Ranking."
Certain Covenants.................  The  indenture governing  the Senior  Notes will contain certain covenants that, among  other things, will  limit
                                    the  ability  of  the Company  and  its  subsidiaries to
                                    create   liens,   enter   into   sale   and    leaseback
                                    transactions,  and, with respect  to the Company, engage
                                    in mergers and consolidations or transfer  substantially
                                    all  of the Company's assets. See "Description of Senior
                                    Notes -- Certain Covenants."
Use of Proceeds...................  The net proceeds from the sale of the Senior Notes  will be  used to repay outstanding  indebtedness. See "Use of
                                    Proceeds."

                        SUMMARY COMBINED FINANCIAL DATA

    The following table sets forth certain combined financial information of the Company, its wholly-owned subsidiaries and its combined unincorporated partnerships and joint ventures and is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

                                         SIX MONTHS
                                       ENDED JUNE 30,                     YEARS ENDED DECEMBER 31,
                                    --------------------  --------------------------------------------------------
                                      1995       1994       1994       1993       1992       1991         1990
                                    ---------  ---------  ---------  ---------  ---------  ---------  ------------
                                               (AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues..................  $ 206,778  $ 170,806  $ 362,242  $ 271,850  $ 254,122  $ 240,888  $  226,830
  Direct and corporate operating
   costs and expenses (1).........    112,520    102,405    213,508    168,021    156,529    154,846     147,560
  Depreciation, amortization and
   fixed asset retirements........     20,630     17,772     37,977     24,055     24,793     35,201      34,660
  Performance stock option (2)....     --         --         --          4,407     --         --           --
  Non-recurring cash and non-cash
   charges (1)....................     --         --         --         --         38,225      7,952         503
  Operating income................     73,628     50,629    110,757     75,367     34,575     42,889      44,107
  Net interest expense............     19,804     17,530     37,439     26,219     27,046     30,271      32,304
  Partners' equity (1)............      8,976      5,522     11,406     12,965     15,081      9,421       8,408
  Net (gain) loss on property
   transactions...................     --         --            (79)     4,347       (282)     1,012          (3)
  Income tax expense..............     17,087     10,755     24,176     12,416        526        787       1,223
  Net earnings (loss) (1) (3).....     27,761     16,822     37,815     20,301     (8,754)       129       2,175
OTHER DATA
  EBITDA (4)......................  $  94,258  $  68,401  $ 148,734  $ 103,829  $  97,593  $  86,042  $   79,270
  EBITDA margin (5)...............       45.6%      40.0%      41.1%      38.2%      38.4%      35.7%        34.9 %
  Capital expenditures (6)........  $  16,417  $  55,435  $  75,248  $  32,623  $  15,529  $  13,803  $    17,696
  Purchase and conversion of inns
   (7)............................     40,292     20,989     34,690     38,858      4,060     15,487       18,574
  Purchase of partners' equity
   (8)............................     --          9,622     53,255     78,169     --          3,546      --
  Ratio of EBITDA to net interest
   expense........................        4.8x       3.9x       4.0x       4.0x       3.6x       2.8x         2.5 x
  Ratio of earnings to fixed
   charges (9)....................        3.5x       2.6x       2.8x       2.4x       1.2x       1.3x         1.3 x
OPERATING DATA
  Number of inns (10).............        236        224        228        221        212        212          210
  Occupancy percentage (11).......       72.3%      70.0%      70.1%      65.1%      65.6%      64.8%        66.0 %
  ADR (12)........................     $50.87     $46.62     $47.65     $46.36     $44.33     $43.11       $40.93
  REVPAR (13).....................      36.79      32.61      33.39      30.20      29.06      27.92        27.01

                                                                                                AT JUNE 30, 1995
                                                                                               -------------------
BALANCE SHEET DATA
  Total assets...............................................................................      $   885,082
  Current installments of long-term debt.....................................................           15,242
  Long-term debt, excluding current installments.............................................          465,997
  Partners' capital..........................................................................          100,105
  Shareholders' equity.......................................................................          222,583

- --------------------------
(1) Non-recurring cash and non-cash charges include charges related to the write-down of certain joint venture interests carried on the equity method, land and computer equipment, severance and other employee-related costs and charges associated with a series of studies to improve operating results. For the year ended December 31, 1992, these charges also include a $2,696,000 increase in the allowance for certain notes receivable related to inns sold by the Company prior to 1985, and $210,000 related to other corporate expense items. Results for the year ended December 31, 1992 were impacted by an additional charge of $1,214,000 to partners' equity in earnings and losses related to the reallocation of losses of a combined unincorporated joint venture to the Company.
(2) Performance stock option relates to the costs of stock options which became exercisable when the average price of the Company's Common Stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met. Currently, the Company has no options outstanding that require recognition of additional compensation expense.
(3) Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. The Company recorded the impact of SFAS 109's implementation, an increase in net income of $1,500,000, as the cumulative effect of an accounting change in the combined statement of operations for the year ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of SFAS 109.
(4) EBITDA, as defined by the covenants in the Company's 9 1/4% Senior Subordinated Notes due 2003, is earnings before net interest expense, income taxes, depreciation, amortization and fixed asset retirements, extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges. This definition differs from the traditional EBITDA definition which does not include adjustments for extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges as follows:

                                               SIX MONTHS
                                             ENDED JUNE 30,                 YEARS ENDED DECEMBER 31,
                                            ----------------    -------------------------------------------------
                                             1995      1994      1994       1993       1992       1991      1990
                                            ------    ------    -------    -------    -------    ------    ------
   Extraordinary items..................    $ --      $ --      $ --       $   619    $   958    $1,269    $ --
    Partners' equity in earnings and
     losses.............................     8,976     5,522     11,406     12,965     15,081     9,421     8,408
    (Gain) loss on property
     transactions.......................      --        --          (79)     4,347       (282)    1,012        (3)
    Non-recurring cash and non-cash
     charges and performance stock
     option.............................      --        --        --         4,407     38,225     7,952       503

     EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principals ("GAAP"). EBITDA, as defined above, is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.
(5)  EBITDA margin represents EBITDA divided by total revenues.
(6) Represents capital expenditures other than those for purchase and conversion of inns. Capital expenditures for the six months ended June 30, 1995 and 1994 and the years ended December 31, 1994 and 1993, include costs related to the Company's image enhancement program.
(7) Included in the six months ended June 30, 1995 and 1994 and the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were conversion costs of $5,624,000, $5,806,000, $8,891,000, $7,231,000, $4,060,000, $3,977,000 and
     $4,788,000, respectively.
(8) Purchase of partners' equity in the six months ended June 30, 1994 and the years ended December 31, 1994 and 1993 includes approximately $9,322,000, $9,322,000 and $42,091,000, respectively, related to the acquisition of the La Quinta Motor Inns Limited Partnership ("LQP").
(9)  For purposes  of  calculating this  ratio,  earnings include  net  earnings
     (loss) before income taxes, extraordinary items, and the cumulative effect of accounting change, partners' equity in earnings and losses of combined unincorporated ventures that have fixed charges, fixed charges net of interest capitalized, and amortization of capitalized interest. Fixed charges include interest expense on long-term debt (before capitalized interest) and the portion of rental expense allocated to interest.
(10) Number of inns includes 40 managed inns and inns licensed to others in the years ended December 31, 1992, 1991 and 1990 and includes nine managed inns and inns licensed to others in the six months ended June 30, 1994 and the year ended December 31, 1993, the results of which are not included in the combined financial statements.
(11) The occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of La Quinta rooms available for rent multiplied by the number of days in the reported period.
(12) ADR represents total room revenues divided by the total number of rooms occupied.
(13) REVPAR represents the product of occupancy percentage and ADR.

                        SUMMARY PRO FORMA FINANCIAL DATA

    The unaudited summary pro forma combined condensed statement of operations and balance sheet data presented below reflect the statement of operations and balance sheet data as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Report on Form 10-Q for the six months ended June 30, 1995, adjusted to give effect to (i) the AEW Transaction as if the transaction had occurred at the beginning of the periods presented or at the balance sheet date, respectively, and (ii) the sale of the Senior Notes and the anticipated application of the estimated net proceeds therefrom. See
"Use of Proceeds." The following table is qualified in its entirety by, and should be read in conjunction with, "Pro Forma Financial Data" and the combined financial statements, the notes thereto, and other financial, pro forma and
statistical  information  included   or  incorporated  by   reference  in   this
Prospectus.

                                                                     PRO FORMA FOR THE      PRO FORMA FOR THE
                                                                     SIX MONTHS ENDED           YEAR ENDED
                                                                         JUNE 30,              DECEMBER 31,
                                                                          1995(1)                1994(1)
                                                                    -------------------  ------------------------
                                                                        (AMOUNTS IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS
Total revenues....................................................      $   206,778             $  362,242
                                                                           --------               --------
Operating costs and expenses:
  Direct and corporate............................................          112,520                213,508
  Depreciation, amortization, and fixed asset retirements.........           21,178                 39,073
                                                                           --------               --------
    Total operating costs.........................................          133,698                252,581
                                                                           --------               --------
    Operating income..............................................           73,080                109,661
                                                                           --------               --------
Other (income) expenses:
  Net interest expense............................................           21,824                 41,549
  Partners' equity................................................            1,400                  2,128
  Net gain on property transactions...............................               --                    (79)
                                                                           --------               --------
  Earnings before income taxes....................................           49,856                 66,063
  Income tax expense..............................................           18,995                 25,500
                                                                           --------               --------
    Net earnings..................................................      $    30,861             $   40,563
                                                                           --------               --------
                                                                           --------               --------
Ratio of earnings to fixed charges................................              3.2x                   2.5x
                                                                           --------               --------
                                                                           --------               --------

                                                                                                 PRO FORMA
                                                                                                     AT
                                                                                               JUNE 30, 1995
                                                                                          ------------------------
BALANCE SHEET DATA
Total assets............................................................................         $  937,163
Short-term borrowings and current installments of long-term debt........................             15,242
Long-term debt, excluding current installments..........................................            515,197
Partners' capital.......................................................................              6,586
Shareholders' equity....................................................................            318,983

- ------------------------
(1)  Pro   forma  condensed   statement  of   operations  does   not  reflect  a
     non-recurring, non-cash item directly attributable to the AEW Transaction. See "Pro Forma Financial Data."

                                  RISK FACTORS

RISKS OF THE LODGING INDUSTRY

    The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions (particularly in geographic areas where the Company has a high concentration of inns), changes in local market conditions, oversupply of hotel space, a reduction in local demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. The Company's ownership of real property, including inns, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

COMPETITION
    The lodging industry is highly competitive. During the 1980's, construction of lodging facilities in the United States at historically high levels resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry. The oversupply has now largely been absorbed, with growth in demand exceeding growth in supply in each of the last three years. However, there can be no assurance that an oversupply will not exist again in the future. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. The Company's inns generally operate in areas that contain numerous other competitors, certain of which have substantially greater financial resources than the Company. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locations of the Company's inns. Furthermore, there can be no assurance that, in the markets in which the Company's inns operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such markets. See "Business -- Competition."

ACQUISITION AND DEVELOPMENT RISKS
    The Company's growth strategy of acquiring inns for conversion and selective development of new inns will subject the Company to pre-opening and conversion costs. As the Company opens additional Company-owned inns, such costs may adversely affect the Company's operating results. Newly opened inns historically begin with lower occupancy and room rates that improve over time. While the Company has in the past successfully opened or converted new inns, there can be no assurance that the Company will be able to achieve its growth strategy. Construction, acquisition and conversion of inns involves certain risks, including the possibility of construction cost overruns and delays, site acquisition cost and availability, uncertainties as to market potential, market deterioration after acquisition or conversion, possible unavailability of financing on favorable terms and the emergence of market competition from unanticipated sources. Although the Company seeks to manage its construction, acquisition and conversion activities so as to minimize such risks, there can be no assurance that new inns will perform in accordance with the Company's expectations.

SEASONALITY
    The lodging industry is seasonal in nature. Generally, the Company's inn revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues, profit margins and net earnings of the Company.

ABSENCE OF A TRADING MARKET FOR THE SENIOR NOTES
    The Senior Notes are a new issue of securities that have no established trading market and may not be widely distributed. The Company has no present plan to list any of the Senior Notes on a national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Underwriters have advised the Company that they currently intend to make a market in the Senior Notes, but they are not obligated to do so and may discontinue any such market making at any time without notice. There can be no assurance that an active trading market will develop for the Senior Notes or of the price at which the holders would be able to sell their Senior Notes. The Senior Notes could trade at prices that may be higher or lower than the initial offering price thereof depending upon many factors including prevailing interest rates, the Company's operating results and the market for similar securities.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Senior Notes in the Offering are estimated to be approximately $ million. The Company intends to use the net proceeds of the Offering to repay indebtedness under the Company Bank Credit Facility (as defined below) and the unsecured lines of credit of the Company's wholly-owned limited partnership, LQDP. Both the Company Bank Credit Facility and the LQDP Lines of Credit (as defined below) are with a syndicate of banks
and   NationsBank  of  Texas,  N.A.,  as  administrative  agent  for  the  banks thereunder.

    The Company's current credit facility (the "Company Bank Credit Facility") consists of a $75 million secured line of credit and a $141.5 million secured term credit facility with maturities of May 1999 and May 1997-May 2002, respectively, bearing interest at either LIBOR, the prime rate or the certificate of deposit rate plus an applicable margin as defined in the related credit agreement. As of August 8, 1995, the Company had borrowings under the secured line of credit and the secured term credit facility in the aggregate amounts of $35 million and $141.5 million, respectively, at average interest rates of 6.96% and 7.00%, respectively.

    The Company, through LQDP, also has a credit facility (the "LQDP Lines of Credit") consisting of a $35 million unsecured line of credit and a $30 million 364-day unsecured line of credit with maturities of May 1997 and April 1996, respectively, bearing interest at either LIBOR, the prime rate or the certificate of deposit rate plus an applicable margin as defined in the related credit agreement. As of August 8, 1995, LQDP had borrowings under the $35 million unsecured line of credit and the $30 million 364-day unsecured line of credit in the aggregate amounts of $24.5 million and $30 million, respectively, at average interest rates of 6.72% and 6.50%, respectively.

    During the twelve month period ended June 30, 1995, borrowings under the Company Bank Credit Facility and the LQDP Lines of Credit have been made (i) to fund working capital needs in the ordinary course of business, (ii) in the amount of $91.8 million for the acquisition of partnership interests, including the AEW Transaction and (iii) in the amount of $45.3 million for the acquisition of existing inns for conversion to the La Quinta brand.

    Simultaneously with the closing of this Offering, the Company Bank Credit Facility, along with the LQDP Lines of Credit, are expected to be amended and combined as an amended and restated credit facility of the Company (the "Amended Bank Credit Facility") consisting of a $200 million unsecured line of credit and a $50 million 364-day unsecured line of credit of the Company, with maturities of August 2000 and August 1996, respectively, bearing interest at LIBOR, the prime rate or the certificate of deposit rate plus an applicable margin as defined in the Amended Bank Credit Facility. The Company is currently seeking commitments from lenders with respect to the Amended Bank Credit Facility.

                                 CAPITALIZATION

    The following table sets forth cash and cash equivalents, short-term borrowings and current installments of long-term debt and the capitalization of the Company as of June 30, 1995, and (i) as adjusted to give effect to the AEW Transaction as if the AEW Transaction occurred on June 30, 1995, and (ii) Pro Forma to reflect the AEW Transaction and the sale of the Senior Notes and the anticipated application of the estimated net proceeds therefrom as if such transactions occurred on June 30, 1995. For additional information, see "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

                                                                                                JUNE 30, 1995
                                                                                  -----------------------------------------
                                                                                             ADJUSTED FOR
                                                                                                  THE
                                                                                   ACTUAL   AEW TRANSACTION      PRO FORMA
                                                                                  --------  ---------------     -----------
                                                                                           (AMOUNTS IN THOUSANDS)
Cash and cash equivalents.......................................................  $  6,694    $  6,694          $  6,694
                                                                                  --------  ---------------     -----------
                                                                                  --------  ---------------     -----------
Short-term borrowings and current installments of long-term debt................  $ 15,242    $ 45,242(1)       $ 15,242(3)
                                                                                  --------  ---------------     -----------
                                                                                  --------  ---------------     -----------
Long-term debt, excluding current installments
  Mortgage loans, maturing 1995-2016............................................  $ 88,355    $ 88,355          $ 88,355
  Industrial development revenue bonds, maturing 1995-2012......................    57,142      57,142            57,142
    % Senior Notes due 2005.....................................................     --         --               100,000(3)
  Bank secured term credit facility, maturing May 30, 1997-May 30, 2002.........   141,500     141,500             --   (3)
  Bank secured line of credit, maturing May 31, 1999............................    34,000      42,200(1)          --   (3)
  Bank unsecured line of credit, maturing May 31, 1997..........................    25,000      35,000(1)          --   (3)
  Bank unsecured line of credit, maturing May 31, 2000..........................     --         --               149,700(3)
  9 1/4% Senior Subordinated Notes due 2003.....................................   120,000     120,000           120,000
                                                                                  --------  ---------------     -----------
    Total long-term debt, excluding current installments........................   465,997     484,197           515,197
                                                                                  --------  ---------------     -----------
Partners' capital...............................................................   100,105       6,586(1)(2)       6,586
Shareholders' equity............................................................   222,583     318,983(2)        318,983
                                                                                  --------  ---------------     -----------
    Total capitalization........................................................  $788,685    $809,766          $840,766
                                                                                  --------  ---------------     -----------
                                                                                  --------  ---------------     -----------

- ------------------------
(1) Adjusted to reflect borrowings of $48.2 million for the Company's acquisition of one-third of AEW's interest in LQDP. Approximately $30 million of the $48.2 million purchase price was drawn on LQDP's 364-day unsecured line of credit and is therefore reflected as short-term borrowings. The remainder of the purchase price was borrowed under the Company's and LQDP's bank credit facilities.

(2) Adjusted to reflect the conversion of two-thirds of AEW's interest in LQDP and the credit to shareholders' equity for the fair market value of the assets acquired ($96.4 million).

(3) Adjusted to reflect the issuance of the Senior Notes, the repayment of existing indebtedness under the Company Bank Credit Facility and the LQDP Lines of Credit, and the replacement of the Company Bank Credit Facility and the LQDP Lines of Credit with the Amended Bank Credit Facility.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain combined financial information of the Company, its wholly-owned subsidiaries and its combined unincorporated partnerships and joint ventures and is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

                                                            SIX MONTHS
                                                          ENDED JUNE 30,                   YEARS ENDED DECEMBER 31,
                                                       --------------------  -----------------------------------------------------
                                                         1995       1994       1994       1993       1992       1991       1990
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues.....................................  $ 206,778  $ 170,806  $ 362,242  $ 271,850  $ 254,122  $ 240,888  $ 226,830
  Direct and corporate operating costs and expenses
   (1)...............................................    112,520    102,405    213,508    168,021    156,529    154,846    147,560
  Depreciation, amortization and fixed asset
   retirements.......................................     20,630     17,772     37,977     24,055     24,793     35,201     34,660
  Performance stock option (2).......................     --         --         --          4,407     --         --         --
  Non-recurring cash and non-cash charges (1)........     --         --         --         --         38,225      7,952        503
  Operating income...................................     73,628     50,629    110,757     75,367     34,575     42,889     44,107
  Net interest expense...............................     19,804     17,530     37,439     26,219     27,046     30,271     32,304
  Partners' equity (1)...............................      8,976      5,522     11,406     12,965     15,081      9,421      8,408
  Net (gain) loss on property transactions...........     --         --            (79)     4,347       (282)     1,012         (3)
  Income tax expense.................................     17,087     10,755     24,176     12,416        526        787      1,223
  Earnings (loss) before extraordinary items and
   cumulative effect of accounting change............     27,761     16,822     37,815     19,420     (7,796)     1,398      2,175
  Net earnings (loss) (1)(3).........................     27,761     16,822     37,815     20,301     (8,754)       129      2,175
  Earnings (loss) per share before extraordinary
   items and cumulative effect of accounting
   change............................................       0.56       0.35       0.78       0.41      (0.17)      0.03       0.05
  Net earnings (loss) per share (3)(4)...............       0.56       0.35       0.78       0.43      (0.19)    --           0.05
OTHER DATA
  EBITDA (5).........................................  $  94,258  $  68,401  $ 148,734  $ 103,829  $  97,593  $  86,042  $  79,270
  EBITDA margin (6)..................................       45.6%      40.0%      41.1%      38.2%      38.4%      35.7%      34.9%
  Capital expenditures (7)...........................  $  16,417  $  55,435  $  75,248  $  32,623  $  15,529  $  13,803  $  17,696
  Purchase and conversion of inns (8)................     40,292     20,989     34,690     38,858      4,060     15,487     18,574
  Purchase of partners' equity (9)...................     --          9,622     53,255     78,169     --          3,546     --
  Ratio of EBITDA to net interest expense............        4.8x       3.9x       4.0x       4.0x       3.6x       2.8x       2.5x
  Ratio of earnings to fixed charges (10)............        3.5x       2.6x       2.8x       2.4x       1.2x       1.3x       1.3x
  Cash dividends declared per common share...........       0.05       0.05       0.10       0.05     --         --         --
OPERATING DATA
  Inns owned 100%....................................        181        167        176        166         89         89         83
  Inns owned 40-82%..................................         54         46         50         45         80         79         81
  Inns managed (11)..................................     --             10     --              9         40         40         40
  Inns licensed (11).................................          1          1          2          1          3          4          6
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Number of inns.....................................        236        224        228        221        212        212        210
  Occupancy percentage (12)..........................       72.3%      70.0%      70.1%      65.1%      65.6%      64.8%      66.0%
  ADR (13)...........................................  $   50.87  $   46.62  $   47.65  $   46.36  $   44.33  $   43.11  $   40.93
  REVPAR (14)........................................      36.79      32.61      33.39      30.20      29.06      27.92      27.01
BALANCE SHEET DATA
  Total assets.......................................    885,082    786,037    845,781    749,495    539,183    574,687    586,969
  Current installments of long-term debt.............     15,242     32,620     39,976     22,491     21,711     22,116     24,002
  Long-term debt, excluding current installments.....    465,997    427,366    448,258    414,004    274,824    316,014    341,902
  Partners' capital..................................    100,105     86,861     92,099     85,976     62,060     50,471     37,270
  Shareholders' equity...............................    222,583    164,857    189,231    149,057    124,321    130,175    129,167

- ------------------------------
(1) Non-recurring cash and non-cash charges include charges related to the write-down of certain joint venture interests carried on the equity method, land and computer equipment, severance and other employee-related costs and charges associated with a series of studies to improve operating results. For the year ended December 31, 1992, these charges also include a $2,696,000 increase in the allowance for certain notes receivable related to inns sold by the Company prior to 1985, and $210,000 related to other corporate expense items. Results for the year ended December 31, 1992 were impacted by an additional charge of $1,214,000 to partners' equity in earnings and losses related to the reallocation of losses of a combined unincorporated joint venture to the Company.

(2) Performance stock option relates to the costs of stock options which became exercisable when the average price of the Company's Common Stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met. Currently, the Company has no options outstanding that require recognition of additional compensation expense.

(3) Effective January 1, 1993, the Company adopted the provisions of SFAS 109. SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. The Company recorded the impact of SFAS 109's implementation, an increase in net income of $1,500,000, as the cumulative effect of an accounting change in the combined statement of operations for the year ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of SFAS 109.

(4) Earnings (loss) per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding in each period after giving effect to the three-for-two stock splits.

(5) EBITDA, as defined by the covenants in the Company's 9 1/4% Senior Subordinated Notes due 2003, is earnings before net interest expense, income taxes, depreciation, amortization and fixed asset retirements, extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges. This definition differs from the traditional EBITDA definition which does not include adjustments for extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges as follows:

                                                             SIX MONTHS
                                                               ENDED
                                                              JUNE 30,                      YEARS ENDED DECEMBER 31,
                                                        --------------------  -----------------------------------------------------
                                                          1995       1994       1994       1993       1992       1991       1990
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Extraordinary items...................................  $  --      $  --      $  --      $     619  $     958  $   1,269  $  --
Partners' equity in earnings and losses...............      8,976      5,522     11,406     12,965     15,081      9,421      8,408
(Gain) loss on property transactions..................     --         --            (79)     4,347       (282)     1,012         (3)
Non-recurring cash and non-cash
 charges and performance stock
 option...............................................     --         --         --          4,407     38,225      7,952        503


     EBITDA is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDA, as defined above, is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.

(6)  EBITDA margin represents EBITDA divided by total revenues.

(7) Represents capital expenditures other than those for purchase and conversion of inns. Capital expenditures for the six months ended June 30, 1995 and the years ended December 31, 1994 and 1993, include costs related to the Company's image enhancement program.

(8) Included in the six months ended June 30, 1995 and 1994 and the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were conversion costs of $5,624,000, $5,806,000, $8,891,000, $7,231,000, $4,060,000, $3,977,000 and
     $4,788,000, respectively.

(9) Purchase of partners' equity in the six months ended June 30, 1994 and the years ended December 31, 1994 and 1993 includes approximately $9,322,000, $9,322,000 and $42,091,000, respectively, related to the acquisition of LQP.

(10) For  purposes  of calculating  this  ratio, earnings  include  net earnings
     (loss) before income taxes, extraordinary items, and the cumulative effect of accounting change, partners' equity in earnings and losses of combined unincorporated ventures that have fixed charges, fixed charges net of interest capitalized, and amortization of capitalized interest. Fixed charges include interest expense on long-term debt (before capitalized interest) and the portion of rental expense allocated to interest.

(11) The operating results of managed inns and licensed inns are not included in the combined financial statements.

(12) The occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of La Quinta rooms available for rent multiplied by the number of days in the reported period.

(13) ADR represents total room revenues divided by the total number of rooms occupied.

(14) REVPAR represents the product of occupancy percentage and ADR.

                            PRO FORMA FINANCIAL DATA

    The following tables are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

    The unaudited pro forma combined condensed statement of operations presented below includes the statement of operations as reported in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1995, and as adjusted to reflect (i) the AEW Transaction, and (ii) the sale of the Senior Notes and the anticipated application of the estimated net proceeds therefrom, as if such transactions occurred on January 1, 1995.

                                                                   AEW                     SENIOR NOTES          PRO FORMA
                                           SIX MONTHS           PRO FORMA                   PRO FORMA           SIX MONTHS
                                              ENDED            ADJUSTMENTS                 ADJUSTMENTS             ENDED
                                            JUNE 30,    --------------------------  --------------------------   JUNE 30,
                                              1995         DEBIT         CREDIT        DEBIT         CREDIT       1995(H)
                                           -----------  ------------  ------------  ------------  ------------  -----------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS
Total Revenues...........................   $ 206,778                                                            $ 206,778
                                           -----------                                                          -----------
Operating costs and expenses:
  Direct and corporate...................     112,520                                                              112,520
  Depreciation, amortization, and fixed
   asset retirements.....................      20,630   $     548(A)                                                21,178
                                           -----------                                                          -----------
    Total operating costs................     133,150                                                              133,698
                                           -----------                                                          -----------
    Operating income.....................      73,628                                                               73,080
                                           -----------                                                          -----------
Other (income) expense:
  Net interest expense...................      19,804       1,658(B)                $   4,050(F)  $   3,688(G)      21,824
  Partners' equity.......................       8,976                 $   7,576(C)                                   1,400
                                           -----------                                                          -----------
  Earnings before income taxes...........      44,848                                                               49,856
  Income tax expense.....................      17,087       2,046(D)                                    138(D)      18,995
                                           -----------     ------        ------        ------        ------     -----------
  Net earnings...........................   $  27,761   $   4,252     $   7,576     $   4,050     $   3,826      $  30,861
                                           -----------     ------        ------        ------        ------     -----------
                                           -----------     ------        ------        ------        ------     -----------
Earnings per common and common equivalent
 share:
  Net earnings...........................   $    0.56                                                            $    0.57
                                           -----------                                                          -----------
                                           -----------                                                          -----------
Weighted average number of common and
 common equivalent shares outstanding....      49,256       5,300(E)                                                54,556
                                           -----------     ------                                               -----------
                                           -----------     ------                                               -----------
Ratio of earnings to fixed charges.......         3.5x                                                                 3.2x
                                           -----------                                                          -----------
                                           -----------                                                          -----------

   The accompanying notes form a part of the unaudited pro forma combined condensed statement of operations.

- ------------------------------
(A) Records additional depreciation expense on the addition of $37.3 million of depreciable assets. The depreciation expense was calculated using the straight line method based on a 34 year remaining life.
(B) Represents the interest expense on additional debt of $48.2 million relating to the acquisition of AEW's interest in LQDP at the effective weighted average interest rate under the Company's and LQDP's credit facilities of 6.88% per annum.
(C)  Represents the elimination of AEW's equity in earnings.
(D) Reflects income tax effect of pro forma adjustments assuming an effective income tax rate of 38.1%.
(E)  Reflects the increase in weighted average shares outstanding.
(F)  Reflects interest expense  due to the  issuance of $100  million in  Senior
     Notes.
(G) Reflects interest expense eliminated due to the repayment of approximately $99 million of existing indebtedness under the Company Bank Credit Facility and the LQDP Lines of Credit.
(H) In the third quarter of 1995, the Company will record $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction and is not reflected in the pro forma condensed statement of operations above.

    The unaudited pro forma combined condensed balance sheet of the Company presented below includes the balance sheet as reported in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1995, and as adjusted to reflect (i) the AEW Transaction, and (ii) the sale of the Senior Notes and the anticipated application of the net proceeds therefrom, as if such transactions occurred on June 30, 1995.

                                                               AEW                     SENIOR NOTES
                                            AT        PRO FORMA ADJUSTMENTS       PRO FORMA ADJUSTMENTS      PRO FORMA
                                         JUNE 30,   --------------------------  --------------------------  AT JUNE 30,
                                           1995        DEBIT         CREDIT        DEBIT         CREDIT        1995
                                         ---------  ------------  ------------  ------------  ------------  -----------
                                                                     (AMOUNTS IN THOUSANDS)
ASSETS
Current assets.........................  $  38,569                                                           $  38,569
Other non-current assets...............     24,983                              $   1,000(C)                    25,983
Net property and equipment.............    821,530  $  17,027(A)                                               872,611
                                                       34,054(B)
                                         ---------  ------------                ------------                -----------
                                         $ 885,082  $  51,081                   $   1,000                    $ 937,163
                                         ---------  ------------                ------------                -----------
                                         ---------  ------------                ------------                -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities....................  $  75,058                $  30,000(A)  $  30,000(C)                 $  75,058
Long-term debt, excluding current
 installments..........................    465,997                   18,200(A)                $  31,000(C)     515,197
Deferred income taxes and other........     21,339                                                              21,339
Partners' capital......................    100,105  $  31,173(A)                                                 6,586
                                                       62,346(B)
Shareholders' equity (net of treasury
 stock)................................    222,583                   96,400(B)                                 318,983
                                         ---------  ------------  ------------  ------------  ------------  -----------
                                         $ 885,082  $  93,519     $ 144,600     $  30,000     $  31,000      $ 937,163
                                         ---------  ------------  ------------  ------------  ------------  -----------
                                         ---------  ------------  ------------  ------------  ------------  -----------

   The accompanying notes form a part of the unaudited pro forma combined condensed balance sheet.

- ------------------------------
(A) Records the purchase of one-third of AEW's interest in LQDP using proceeds from the Company's and LQDP's credit facilities and the related elimination of one-third of AEW's partner's capital. Approximately $30 million of the $48.2 million purchase price was drawn on LQDP's 364-day unsecured line of credit and therefore is included in current liabilities.

(B) Reflects the purchase of the assets and the related elimination of two-thirds of AEW's partner's capital. Also, reflects the net of the $142.8 million of Common Stock issued in the AEW Transaction and the $46.4 million which represents the non-recurring, non-cash item which will be recorded as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders in the third quarter of 1995.

(C) Reflects the issuance of the Senior Notes, the repayment of existing indebtedness under the Company Bank Credit Facility and the LQDP Lines of Credit, and the replacement of the Company Bank Credit Facility and the LQDP Lines of Credit with the Amended Bank Credit Facility.

    The unaudited pro forma combined condensed statement of operations presented below includes the statement of operations as reported in the Company's Form 10-K for the year ended December 31, 1994, and as adjusted to reflect (i) the AEW Transaction and (ii) the sale of the Senior Notes and the anticipated application of the estimated net proceeds therefrom as if such transactions occurred on January 1, 1994.

                                                                 AEW                     SENIOR NOTES
                                                              PRO FORMA                   PRO FORMA             PRO FORMA
                                        YEAR ENDED           ADJUSTMENTS                 ADJUSTMENTS           YEAR ENDED
                                       DECEMBER 31,   --------------------------  --------------------------  DECEMBER 31,
                                           1994          DEBIT         CREDIT        DEBIT         CREDIT        1994(H)
                                       -------------  ------------  ------------  ------------  ------------  -------------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS
Total revenues.......................    $ 362,242                                                              $ 362,242
                                       -------------                                                          -------------
Operating costs and expenses:
  Direct and corporate...............      213,508                                                                213,508
  Depreciation, amortization, and
   fixed asset retirements...........       37,977    $   1,096(A)                                                 39,073
                                       -------------                                                          -------------
    Total operating costs............      251,485                                                                252,581
                                       -------------                                                          -------------
    Operating income.................      110,757                                                                109,661
                                       -------------                                                          -------------
Other (income) expense:
  Net interest expense...............       37,439        3,316(B)                $   8,100(F)  $   7,306(G)       41,549
  Partners' equity...................       11,406                  $   9,278(C)                                    2,128
  Net gain on property
   transactions......................          (79)                                                                   (79)
                                       -------------                                                          -------------
  Earnings before income taxes.......       61,991                                                                 66,063
  Income tax expense.................       24,176        1,631(D)                                    307(D)       25,500
                                       -------------     ------        ------        ------        ------     -------------
  Net earnings.......................    $  37,815    $   6,043     $   9,278     $   8,100     $   7,613       $  40,563
                                       -------------     ------        ------        ------        ------     -------------
                                       -------------     ------        ------        ------        ------     -------------
Earnings per common and common
 equivalent share:
  Net earnings.......................    $    0.78                                                              $    0.75
                                       -------------                                                          -------------
                                       -------------                                                          -------------
Weighted average number of common and
 common equivalent shares
 outstanding.........................       48,624        5,290(E)                                                 53,914
                                       -------------     ------                                               -------------
                                       -------------     ------                                               -------------
Ratio of earnings to fixed charges...          2.8x                                                                   2.5x
                                       -------------                                                          -------------
                                       -------------                                                          -------------

   The accompanying notes form a part of the unaudited pro forma combined condensed statement of operations.

- ------------------------------
(A) Records additional depreciation expense on the addition of $37.3 million of depreciable assets. The depreciation expense was calculated using the straight line method based on a 34 year remaining life.

(B) Represents the interest expense on additional debt of $48.2 million relating to the acquisition of AEW's interest in LQDP at the effective weighted average interest rate under the Company's and LQDP's credit facilities of 6.88% per annum.

(C)  Represents the elimination of AEW's equity in earnings.

(D) Reflects income tax effect of pro forma adjustments assuming an effective income tax rate of 38.6%.

(E)  Reflects the increase in weighted average shares outstanding.

(F)  Reflects interest expense  due to the  issuance of $100  million in  Senior
     Notes.

(G) Reflects interest expense eliminated due to the repayment of approximately $99 million of existing indebtedness under the Company Bank Credit Facility and the LQDP Lines of Credit.

(H) In the third quarter of 1995, the Company will record $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction and is not reflected in the pro forma condensed statement of operations above.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis addresses the results of operations for the six month periods ended June 30, 1995 (the "1995 Six Months") and June 30, 1994 (the "1994 Six Months") and the years ended December 31, 1994, 1993 and 1992.

    The Company's financial statements include the accounts of the Company's wholly-owned subsidiaries and unincorporated partnerships and joint ventures in which the Company has at least a 40% ownership interest and over which it exercises substantial legal, financial and operational control. References to "Managed Inns" are to those inns in which the Company owns less than a 40% interest and which are managed by the Company under long-term management contracts.

    On June 15, 1995, AEW notified the Company that it would exercise, subject to certain conditions, its option to convert two-thirds of its ownership interest in LQDP into 5,299,821 shares of the Company's Common Stock. AEW also agreed to sell the remaining one-third of its ownership interest in LQDP to the Company for a negotiated price of $48.2 million in cash. The AEW Transaction was consummated on July 3, 1995. Upon conversion of the partnership interest into La Quinta Common Stock, the Company issued 5,299,821 shares of the Company's Common Stock having a fair market value of $142.8 million based on the July 3, 1995 New York Stock Exchange closing price. During the third quarter of 1995, the Company will record net assets acquired at their fair market value of $96.4 million and a non-cash, non-recurring item of $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction.

    During the second quarter of 1994, the Company purchased the limited partner's interest in one of its combined unincorporated joint ventures which owned one inn. On July 1, 1994, the Company purchased nine inns which it managed and which were previously held in two unincorporated joint ventures with CIGNA Investments, Inc. (the "CIGNA partnerships"). The Company has continued to operate these properties as La Quinta inns. Also during 1995 and 1994, La Quinta acquired nine and six additional inns, respectively, for conversion to the La Quinta-Registered Trademark- brand.

    During 1994, the Company entered into agreements with several Mexican investor groups (the "Development Accord") for the purpose of developing 22 La Quinta inns in 15 cities in Mexico. Each of the inns will be developed and 100% owned by a Mexican investor group and managed by the Company under long-term management agreements (pursuant to which the Company will receive management and licensing fees). On December 20, 1994, the Mexican government allowed the peso to trade freely against the U.S. dollar. As a result, the peso suffered a significant, immediate devaluation against the U.S. dollar. This resulted in economic conditions that have delayed commencement of construction of La Quinta inns under the Development Accord. The construction of the first La Quinta inn under the Development Accord is anticipated to begin when economic conditions in Mexico stabilize.

    The following chart shows certain historical operating statistics and revenue data. References to occupancy percentages and ADR refer to Company Inns (inns owned by the Company or by unincorporated partnerships and joint ventures in which the Company owns at least a 40% interest). Managed Inns and the La Quinta licensed inns are excluded from occupancy and ADR statistics for all periods for purposes of comparability. All financial data is related to Company Inns unless otherwise specified.

                                                           COMPARATIVE OPERATING STATISTICS AND REVENUE DATA
                                                       ----------------------------------------------------------
                                                          SIX MONTHS ENDED
                                                              JUNE 30,              YEARS ENDED DECEMBER 31,
                                                       ----------------------  ----------------------------------
                                                          1995        1994        1994        1993        1992
                                                       ----------  ----------  ----------  ----------  ----------
                                                                   (AMOUNTS IN THOUSANDS, EXCEPT ADR)
Inn revenue..........................................  $ 202,661   $ 166,003   $ 353,348   $ 258,529   $ 239,826
Restaurant rental and other..........................      4,017       3,796       7,675       6,464       7,208
Management services..................................        100       1,007       1,219       6,857       7,088
                                                       ----------  ----------  ----------  ----------  ----------
Total revenues.......................................  $ 206,778   $ 170,806   $ 362,242   $ 271,850   $ 254,122
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Occupancy percentage.................................       72.3%       70.0%       70.1%       65.1%       65.6%
ADR..................................................  $   50.87   $   46.62   $   47.65   $   46.36   $   44.33
Available rooms (1)..................................      5,305       4,900      10,188       8,226       7,916

- ------------------------------
(1) Available rooms represent the number of rooms available for sale multiplied by the number of days in the period reported.

THE 1995 SIX MONTHS COMPARED TO THE 1994 SIX MONTHS

    TOTAL REVENUES increased to $206,778,000 in the 1995 Six Months from $170,806,000 in the 1994 Six Months, an increase of $35,972,000, or 21.1%. Of the total revenues reported in the 1995 Six Months, 98.0% were revenues from inns and 2.0% were revenues from restaurant rentals and other revenues.

    INN REVENUES are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, vending commissions, banquet revenues and laundry services. Inn revenues improved to $202,661,000 in the 1995 Six Months from $166,003,000 in the 1994 Six Months, an increase of $36,658,000, or 22.1%. The improvement in inn revenues was related to an increase in occupancy percentage and ADR along with the revenues associated with the acquisition of nine inns in the 1995 Six Months, the CIGNA partnerships in July 1994 and six inns in the last half of 1994. Occupancy percentage increased to 72.3% in the 1995 Six Months from 70.0% in the 1994 Six Months. ADR increased to $50.87 in the 1995 Six Months from $46.62 in the 1994 Six Months. Improvements in both ADR and occupancy percentage are due, in part, to the substantial completion of the Company's image enhancement program in mid-1994, as well as general improvements in the hotel industry. In the 1994 Six Months, the image enhancement program had only been partially completed.

    RESTAURANT RENTAL AND OTHER REVENUES include rental payments from restaurant buildings owned by La Quinta and leased to and operated by third parties. Restaurant rental and other revenues increased to $4,017,000 in the 1995 Six Months from $3,796,000 in the 1994 Six Months, an increase of $221,000, or 5.8%. The increase is primarily the result of the additional restaurant buildings owned by the Company through the acquisition of the CIGNA partnerships.

    MANAGEMENT SERVICES REVENUE is primarily related to fees earned by the Company for services rendered in conjunction with Managed Inns. Management services revenue decreased to $100,000 in the 1995 Six Months from $1,007,000 in the 1994 Six Months. The decrease is due to the acquisition of the CIGNA partnerships in July 1994, eliminating the related management fees earned by the Company.

    DIRECT EXPENSES include costs directly associated with the operation of Company Inns. In the 1995 Six Months approximately 42.2% of direct expenses were represented by salaries, wages and related costs. Other major categories of direct expenses include utilities, property taxes, repairs and maintenance and room supplies. Direct expenses increased to $103,128,000 ($26.88 per occupied room) in the 1995 Six Months from $93,149,000 ($27.18 per occupied room) in the 1994 Six Months. The increase in direct expenses period over period is primarily attributable to the growth in number of inns and increase in occupancy. The improvement in direct expenses per occupied room was primarily due to efficiencies the Company achieved in labor costs, repairs and maintenance and utilities expense and was partially offset by rising labor costs in regions with low unemployment, increased credit card discounts resulting from a higher percentage of guests paying with credit cards and increased property taxes.

    CORPORATE EXPENSES include the costs of general management, office rent, training and field supervision of inn managers and other marketing and administrative expenses. The major components of corporate expenses are salaries, wages and related expenses and information systems. Corporate expenses increased to $9,392,000 ($1.77 per available room) in the 1995 Six Months from $9,256,000 ($1.81 per available room, including Managed Inns) in the 1994 Six Months, an increase of $136,000, or 1.5%. The decrease in corporate expenses on a per available room basis is the result of the Company's efforts to control fixed costs, while executing its growth plan in order to increase operating profit.

    DEPRECIATION, AMORTIZATION AND FIXED ASSET RETIREMENTS increased to $20,630,000 in the 1995 Six Months from $17,772,000 in the 1994 Six Months, an increase of $2,858,000, or 16.1%. This is due primarily to the increase in fixed assets resulting from the acquisition of inns, including the CIGNA partnerships, and additions from the image enhancement program. Depreciation, amortization and fixed asset retirements also include retirements associated with the image enhancement program and other capital improvements.

    As a result of the above, OPERATING INCOME increased to $73,628,000 in the 1995 Six Months from $50,629,000 in the 1994 Six Months, an increase of $22,999,000, or 45.4%. Additionally, operating margins were up 6.0 percentage points, to 35.6% from 29.6%.

    INTEREST INCOME is primarily related to earnings on notes receivable and on short-term investments of Company funds in money market instruments prior to their use in operations or the acquisition of inns. Interest income decreased to $579,000 in the 1995 Six Months from $1,069,000 in the 1994 Six Months, a decrease of $490,000.

    INTEREST ON LONG-TERM DEBT increased to $20,383,000 in the 1995 Six Months from $18,599,000 in the 1994 Six Months, an increase of $1,784,000, or 9.6%. The increase is primarily attributable to the increase in the outstanding balance on the Company's credit facilities as a result of the acquisition of the CIGNA partnerships and 15 inns since June 1994.

    PARTNERS' EQUITY IN EARNINGS AND LOSSES reflects the interest of partners in the earnings and losses of the combined joint ventures and partnerships which are owned at least 40% and controlled by the Company. Partners' equity in earnings and losses increased to $8,976,000 in the 1995 Six Months from $5,522,000 in the 1994 Six Months. The increase is attributable to improvements in operating performance of the inns and the increase in the number of inns in LQDP. Occupancy for the LQDP inns increased 4.8 percentage points and ADR increased by $3.78 in the 1995 Six Months compared to the 1994 Six Months. As of June 30, 1995, LQDP owned and operated 47 inns, compared to 37 inns at June 30, 1994.

    INCOME TAXES for the 1995 Six Months were calculated using an effective income tax rate of 38.1%, compared to an effective income tax rate of 39.0% for the 1994 Six Months. The effective income tax rate decrease reflects the estimated impact of the difference between aggregate recorded cost and tax basis of acquired assets from the AEW Transaction and a reduction of estimated state income tax expense.

    For the reasons discussed above, the Company reported NET EARNINGS of $27,761,000, or $0.56 per share, in the 1995 Six Months compared to $16,822,000, or $0.35 per share, in the 1994 Six Months, an increase in net earnings of $10,939,000, or 65.0%.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    TOTAL REVENUES increased to $362,242,000 in 1994 from $271,850,000 in  1993, an increase of $90,392,000, or 33.3%. Of the total revenues reported in 1994, 97.6% were revenues from inns, 2.1% were revenues from restaurant rentals and other revenues and 0.3% were revenues from management services.

    INN REVENUES increased to $353,348,000 in 1994 from $258,529,000 in 1993, an increase of $94,819,000, or 36.7%. The increase in inn revenues was due primarily to the acquisitions of La Quinta Motor Inns Limited Partnership ("LQP") and the CIGNA partnerships, an increase in ADR and occupancy percentage and an increase in the number of available rooms. ADR increased to $47.65 in 1994 from $46.36 in 1993, an increase of $1.29, or 2.8%, while occupancy increased 5.0 percentage points. The substantial completion of the Company's image enhancement program contributed to the increases in ADR and occupancy. Available rooms for 1994 were 10,188,000 as compared to 8,226,000 for 1993, an increase of 1,962,000 available rooms, or 23.9%. The increase in the number of available rooms was due to the acquisitions of five inns, the CIGNA partnerships during 1994 and LQP in December of 1993.

    RESTAURANT RENTAL AND OTHER REVENUES also include the Company's interest in the earnings (accounted for using the equity method) of LQP through December 1, 1993, and miscellaneous other revenues, such as third party rental revenue from an office building which also housed the Company's corporate offices through May 1993. Restaurant rental and other increased to $7,675,000 in 1994 from $6,464,000 in 1993, an increase of $1,211,000, or 18.7%. This increase is primarily the result of an increase in the number of wholly-owned restaurant buildings leased to and operated by third parties due to the acquisition of LQP.

    MANAGEMENT SERVICES REVENUE decreased to $1,219,000 in 1994 from $6,857,000 in 1993. Management fees decreased due to the consolidation of LQP in December 1993 and the acquisition of the CIGNA partnerships in July 1994, eliminating the related management fees earned by the Company.

    In 1994, approximately 41.9% of DIRECT EXPENSES were represented by salaries, wages, and related costs. Other major categories of direct expenses include utilities, property taxes, repairs and maintenance and room supplies. Direct expenses increased to $194,894,000 ($27.30 per occupied room) in 1994 compared to $148,571,000 ($27.72 per occupied room) in 1993, an increase of $46,323,000, or 31.2%. Direct expenses decreased to 53.8% in 1994 from 54.7% in 1993 as a percentage of total revenue, primarily from a decrease in salaries and related benefit costs and property taxes. The acquisitions of LQP and the CIGNA partnerships caused the increase of direct expenses in total year over year.

    CORPORATE EXPENSES decreased to $18,614,000 ($1.79 per available room, including Managed Inns) in 1994 from $19,450,000 ($1.96 per available room, including Managed Inns) in 1993, a decrease of $836,000, or 4.3%. As a percent of total revenues, corporate expenses decreased to 5.1% in 1994 from 7.2% in 1993.

    PERFORMANCE STOCK OPTION relates to the costs of stock options which became exercisable when the average price of the Company's stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met (See note 5 of Notes to Combined Financial Statements). Currently, the Company has no options outstanding that require recognition of additional compensation expense.

    DEPRECIATION, AMORTIZATION AND FIXED ASSET RETIREMENTS increased to $37,977,000 in 1994 from $24,055,000 in 1993, an increase of $13,922,000, or
57.9%. The increase in depreciation, amortization and fixed asset retirements is primarily due to the increase in depreciable assets resulting from the acquisitions of LQP, the CIGNA partnerships, five inns in 1994 and 11 inns in the latter part of 1993, and the Company's image enhancement program.

    As a result of the above, OPERATING INCOME increased to $110,757,000 in 1994 from $75,367,000 in 1993, an increase of $35,390,000, or 47.0%.

    INTEREST INCOME decreased to $1,421,000 in 1994 from $5,147,000 in 1993, a decrease of $3,726,000, or 72.4%. The decrease in interest income is primarily attributable to a decrease in interest earned on a note receivable from AEW (the "AEW Note") due to the collection of the entire principal balance in December 1993.

    INTEREST ON LONG-TERM DEBT increased to $38,860,000 in 1994 from $31,366,000 in 1993, an increase of $7,494,000, or 23.9%. The increase in interest expense is attributable to the debt incurred to acquire LQP, the CIGNA partnerships and certain of the limited partners' interests and debt assumed in connection with the acquisition of LQP.

    PARTNERS' EQUITY IN EARNINGS AND LOSSES decreased to $11,406,000 in 1994 from $12,965,000 in 1993, a decrease of $1,559,000, or 12.0%. The decrease in partners' equity in earnings and losses is attributable to the acquisition of various limited partners' interests in unincorporated partnerships and joint ventures, partially offset by increases in the earnings of LQDP. As of December 31, 1994, LQDP owned and operated 42 inns compared to 37 inns as of December 31, 1993.

    NET (GAIN) LOSS ON PROPERTY TRANSACTIONS increased to a gain of ($79,000) in 1994 from a loss of $4,347,000 in 1993. The loss in 1993 includes a $4,900,000 loss related to the Company's conveyance to the mortgagee of title to the property on which the Company's headquarters were located.

    INCOME TAXES for 1994 were calculated using an estimated effective income tax rate of 39%.

    For the reasons discussed above, the Company reported EARNINGS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE of $37,815,000 in 1994 compared with $19,420,000 in 1993, an increase of $18,395,000, or 94.7%.

    The Company reported EXTRAORDINARY ITEMS, NET OF INCOME TAXES of ($619,000) in 1993. The 1993 extraordinary loss consisted of ($6,007,000), ($3,664,000) net of income taxes, related to the early extinguishment and refinancing of certain debt partially offset by an extraordinary gain of $4,991,000, $3,045,000 net of income taxes, resulting from the Company's transfer of ownership to the mortgagee of property on which the Company's headquarters were located.

    The CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES of $1,500,000, or $0.03 per share in 1993, was the result of the implementation of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

    For  the  reasons  discussed above,  the  Company reported  NET  EARNINGS of
$37,815,000  in  1994  compared  with  $20,301,000  in  1993,  an  increase   of
$17,514,000, or 86.3%.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

    TOTAL  REVENUES increased to $271,850,000 in 1993 from $254,122,000 in 1992, an increase of $17,728,000, or 7.0%. Of the total revenues reported in 1993, 95.1% were revenues from inns, 2.4% were revenues from restaurant rentals and other revenues and 2.5% were revenues from management services.

    INN REVENUES increased to $258,529,000 in 1993 from $239,826,000 in 1992, an increase of $18,703,000, or 7.8%. The increase in inn revenues was due primarily to an increase in ADR, an increase in the number of available rooms and the acquisition of LQP. ADR increased to $46.36 in 1993 from $44.33 in 1992, an increase of $2.03, or 4.6%, while occupancy declined 0.5 percentage points. As anticipated, the Company's image enhancement program caused temporary construction-related disruption in normal business operations and occupancies at inns undergoing the process. Also, management's decision to discontinue a coupon promotion used in 1992 had a positive impact on ADR, but had the effect of reducing occupancy in 1993. Available rooms for 1993 were 8,226,000 as compared to 7,916,000 for 1992, an increase of 310,000 available rooms, or 3.9%. The increase in the number of available rooms was due to the acquisition of 11 inns during the year ended December 31, 1993 and the acquisition of LQP in December of 1993.

    RESTAURANT RENTAL AND OTHER REVENUES decreased to $6,464,000 in 1993 from $7,208,000 in 1992, a decrease of $744,000, or 10.3%, primarily due to a reduction in earnings related to investments accounted for on the equity method.

    MANAGEMENT SERVICES revenue decreased to $6,857,000 in 1993 from $7,088,000 in 1992, a decrease of $231,000, or 3.2%. Management fees decreased due to there being two less licensees and the consolidation of LQP in December 1993, eliminating the related management fees charged by the Company to LQP for that month.

    DIRECT EXPENSES increased to $148,571,000 ($27.72 per occupied room) in 1993 compared to $135,474,000 ($26.11 per occupied room) in 1992, an increase of $13,097,000, or 9.7%. In 1993, approximately 42.4% of direct expenses consisted of salaries, wages, and related costs. As a percentage of total revenues, direct expenses increased to 54.7% in 1993 from 53.3% in 1992. The increase in direct expense resulted primarily from the Company's implementation of a complimentary continental breakfast at all La Quinta inns during the first quarter of 1993 (which amounted to $1.08 per occupied room). The Company acquired 11 inns during 1993 and did not acquire or convert any inns during 1992.

    CORPORATE EXPENSES decreased to $19,450,000 ($1.96 per available room, including Managed Inns) in 1993 from $23,961,000 ($2.46 per available room, including Managed Inns) in 1992, a decrease of $4,511,000, or 18.8%. As a percent of total revenues, corporate expenses decreased to 7.2% in 1993 from 9.4% in 1992. The 1992 corporate expenses included non-recurring charges of $2,696,000 to increase the allowance for certain notes receivable based upon estimates of the value of the real estate held as collateral for such notes and evaluations of the financial condition of certain borrowers and $210,000 related to other corporate expense items. The 1992 corporate expenses also include a provision related to the settlement of certain litigation of $775,000. The 1992 corporate expenses, before non-recurring charges, were $21,055,000 ($2.16 per available room, including Managed Inns). As a percent of total revenues, corporate expenses in 1992, before non-recurring charges, were 8.3%.

    The PROVISION FOR WRITE-DOWN OF PARTNERSHIP INVESTMENTS, LAND AND OTHER in 1992 includes charges related to the write-down of certain joint venture interests, land previously held for future development, computer equipment and other assets (see Note 8 of Notes to Combined Financial Statements).

    SEVERANCE AND OTHER EMPLOYEE RELATED COSTS in 1992 consisted of costs related to the severance of certain executive officers and other employees, executive search fees and relocation costs for new officers.

    PERFORMANCE STOCK OPTION relates to the costs of stock options which became exercisable when the average price of the Company's stock reached $30 per share (pre-split) for twenty consecutive days. Performance stock option expense and certain other options were accelerated as a result of this condition being met (see Note 5 of Notes to Combined Financial Statements).

    DEPRECIATION, AMORTIZATION AND FIXED ASSET RETIREMENTS decreased to $24,055,000 in 1993 from $24,793,000 in 1992, a decrease of $738,000, or 3.0%.
The decrease in depreciation, amortization and fixed asset retirements was due to assets which became fully depreciated during 1993 and the write-off of computer equipment and signage in the prior year. Replacement and installation of new computer equipment and signs was substantially completed in the latter part of 1993.

    As a result of the above, OPERATING INCOME increased to $75,367,000 in 1993 from $34,575,000 in 1992, an increase of $40,792,000, or 118.0%. Operating income before a non-recurring, non-cash charge of approximately $4,407,000 to recognize compensation expense related to the vesting of performance stock options, increased to $79,774,000 in 1993 from $73,112,000 in 1992 before write-downs, severance and employee related costs and other non-recurring charges, an increase of $6,662,000, or 9.1%.

    INTEREST INCOME decreased to $5,147,000 in 1993 from $6,041,000 in 1992, a decrease of $894,000, or 14.8%. The decrease in interest income is primarily attributable to principal reductions on the AEW Note of $16,700,000 and $19,300,000 in September and December 1993, respectively, and the corresponding reduction in interest earned thereon. As of December 31, 1993, the AEW Note had been fully collected.

    INTEREST ON LONG-TERM DEBT decreased to $31,366,000 in 1993 from $33,087,000 in 1992, a decrease of $1,721,000, or 5.2%. The decrease in interest expense is attributable to the early extinguishment of approximately $117,000,000 of certain high interest rate debt with proceeds from the Company's 9 1/4% Senior Subordinated Notes due 2003 and bank financing which more than offset interest on borrowings to purchase limited partners' interests. In addition, certain Industrial Revenue Bond issues were refinanced to obtain more favorable interest rates.

    PARTNERS' EQUITY IN EARNINGS AND LOSSES decreased to $12,965,000 in 1993 from $15,081,000 in 1992, a decrease of $2,116,000, or 14.0%. The decrease in partners' equity in earnings and losses is attributable to the acquisition of limited partners' interests in 14 combined unincorporated partnerships and joint ventures partially offset by increases in the earnings of LQDP. As of December 31, 1993, LQDP operated 37 inns compared to 28 inns as of December 31, 1992.

    NET (GAIN) LOSS ON PROPERTY TRANSACTIONS decreased to a loss of $4,347,000 in 1993 from a gain of ($282,000) in 1992. The loss in 1993 includes a $4,900,000 loss related to the Company's conveyance to the mortgagee of title to the property on which the Company's headquarters were located.

    INCOME TAXES for 1993 were calculated using an estimated effective income tax rate of 39%.

    For the reasons discussed above, the Company reported EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE of $19,420,000 in 1993 compared with a loss of ($7,796,000) in 1992, an increase of $27,216,000.

    The Company reported EXTRAORDINARY ITEMS, NET OF INCOME TAXES of ($619,000) in 1993 compared with ($958,000) in 1992. The 1993 extraordinary loss consisted of ($6,007,000), ($3,664,000) net of income taxes, related to the early extinguishment and refinancing of certain debt partially offset by an extraordinary gain of $4,991,000, $3,045,000 net of income taxes, resulting from the Company's transfer of ownership to the mortgagee of property on which the Company's headquarters were located. The 1992 extraordinary loss was primarily a result of the refinancing of three industrial revenue bond issues totaling $12,910,000 in principal amount. In addition, the Company retired its 10% Convertible Subordinated Debentures due 2002.

    The CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES of $1,500,000, or $0.03 per share, in 1993 was the result of the implementation of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

    For the reasons discussed above, the Company reported NET EARNINGS of $20,301,000 in 1993 compared with a net loss of ($8,754,000) in 1992, an increase of $29,055,000.

CAPITAL RESOURCES AND LIQUIDITY

    In general, the Company has historically financed its development program through partnerships with financial institutions, a public debt offering and borrowings under the Company's credit facilities. During the six months ended June 30, 1995 and June 30, 1994 and the years ended December 31, 1994 and 1993, the Company funded a majority of its development program through LQDP. Most of the Company's inns and adjacent restaurant land and buildings are pledged to secure long-term debt of the Company. Distributions of cash, if any, from the Company's joint ventures and partnerships are made from cash available after payment of operating expenses, debt service, capital expenditures and acquisition and development of new inns.

    At June 30, 1995, the Company had $6,694,000 of cash and cash equivalents, an increase of $4,105,000 from December 31, 1994. At June 30, 1995, the Company had $74,650,000 available on its credit facilities.

    In April 1995, the Company completed negotiations (i) to amend the Company's then existing credit facilities and (ii) on behalf of LQDP, to amend LQDP's then existing unsecured line of credit and to enter into a new unsecured line of credit. As a result, the Company entered into the Company Bank Credit Facility and the LQDP Lines of Credit. The Company expects to complete by mid-September 1995 negotiations to amend and combine the Company Bank Credit Facility and the LQDP Lines of Credit into the Amended Bank Credit Facility. The Amended Bank Credit Facility is expected to consist of a $200 million unsecured line of credit and a $50 million 364-day unsecured line of credit with maturities of August 2000 and August 1996, respectively. See "Use of Proceeds."

    In July 1995, the Company financed the $48.2 million acquisition of one-third of AEW's interest in LQDP by borrowing $30 million under LQDP's $30 million 364-day unsecured line of credit, and by borrowing the balance under the Company Bank Credit Facility and LQDP's $35 million unsecured line of credit. As of June 30, 1995, the Company would have had $93.9 million available under the Amended Bank Credit Facility, after giving effect to the AEW Transaction and this Offering.

    On January 23, 1992, with the approval of the Company's Board of Directors, the Company entered into two interest rate swap agreements (the "Agreements") which exchanged the Company's variable rate interest payments for the fixed rate interest payments of a major financial institution (the "Counterparty"). The debt ("Notional Amount") underlying the Agreements is $16,890,000 and $44,420,000. Under the Agreements, the Company effectively pays a fixed rate of interest at 6.50% and 5.26% and the Counterparty pays a percentage of prime interest rate and the variable rate demand note interest rate ("VRDN"). In the event the VRDN rate exceeds the fixed interest rate of 5.26% or the percentage of prime interest rate exceeds 6.5%, the Counterparty pays to the Company that difference times the Notional Amount, on a monthly basis. Should the fixed interest rate of 5.26% exceed the VRDN interest rate or the fixed interest rate of 6.5% exceed the percentage of prime interest rate, the Company pays the difference times the Notional Amount to the Counterparty, on a monthly basis. These Agreements resulted in net payments to the Counterparty of $213,000, $630,000, $1,040,000, $1,427,000 and $1,184,000 in the six months ended June 30,
1995 and 1994 and the years ended December 31, 1994, 1993 and 1992, respectively. The Agreements expire on February 1, 1997, and the Notional
Amounts are reduced over the life of the Agreements by scheduled amortization payments. At June 30, 1995, the Notional Amounts of debt remaining under the Agreements are $10,657,000 and $35,400,000, which bear interest at a weighted average variable interest rate of 6.63% and 3.93%, respectively. The VRDN rate decreased from 4.32% at December 31, 1994 to 3.87% at June 30, 1995.

    The Company is exposed to market risk associated with fluctuations in interest rates. By entering into the interest rate swap agreements described above, the Company reduced its exposure to rising interest rates on the aforementioned variable interest rate debt and has effectively fixed the rate on such debt at a level acceptable to the Company given the length of the Agreements and the risk of interest rate changes. The

Company is exposed to credit risk to the extent that the Counterparty fails to perform under the Agreements. The Company has mitigated its credit risk by entering into the Agreements with a major financial institution, which has received an "A" rating from Standard and Poor's Corporation and an "A2" rating from Moody's Investors Service on senior unsecured debt. The Company regularly monitors the credit ratings of the Counterparty and considers the risk of default remote.

    Net cash provided by operating activities improved to $66,566,000 in the 1995 Six Months from $41,400,000 in the 1994 Six Months, an increase of $25,166,000, or 60.8%. The increase was the result of the improvement in inn revenue and operating margins. Net cash provided by operating activities increased to $94,233,000 in 1994 from $78,043,000 in 1993, an increase of $16,190,000, or 20.7%. The increase was primarily due to increased inn revenues and an increase in accrued expenses due to the timing of payment. Net cash provided by operating activities increased to $78,043,000 in 1993 from $60,853,000 in 1992, an increase of $17,190,000, or 28.2%. The majority of the increase was due to an increase in inn revenues as a result of increased occupancy percentage and ADR.

    Net cash used by investing activities decreased to ($55,233,000) in the 1995 Six Months from ($82,772,000) in the 1994 Six Months, a decrease of $27,539,000, or 33.3%. The 1995 and 1994 capital expenditures include the purchase of nine inns and six inns, respectively. The 1994 capital expenditures also include expenditures of approximately $40,103,000 related to the Company's image enhancement program and the purchase of the remaining units of La Quinta Motor Inns Limited Partnership. Net cash used by investing activities increased to $156,492,000 in 1994 from $145,027,000 in 1993, an increase of $11,465,000, or
7.9%. The increase was related to capital expenditures related to the image enhancement program, purchase and conversion of inns, the purchase of units of LQP and the acquisition of the CIGNA partnerships. Net cash used by investing activities increased to $145,027,000 in 1993 from $15,166,000 in 1992, an increase of $129,861,000. The increase was related to the acquisition of 82% of LQP, the acquisition of the partners' interest in 14 unincorporated joint ventures and partnerships, the acquisition of 11 inns and capital expenditures related to the Company's image enhancement program.

    Net cash used by financing activities was ($7,228,000) in the 1995 Six Months compared to net cash provided by financing activities of $18,998,000 in the 1994 Six Months. Payments on the Company's credit facilities, an increase in dividends to shareholders and a reduction in the proceeds received on the Company's credit facilities and long-term borrowings contributed to the increase in cash used by financing activities. Net cash provided by financing activities was $41,000,000 in 1994 compared to $77,971,000 in 1993. The decrease in cash provided by financing activities was the result of the payments on the secured line of credit and long-term borrowings, dividends to shareholders and purchase of treasury stock. Net cash provided by financing activities in 1993 was $77,971,000 compared to net cash used by financing activities of ($40,781,000) in 1992. The increase was a result of the issuance of the 9 1/4% Senior Subordinated Notes due 2003, the collection of the AEW Note and the decrease in distributions to partners partially offset by payments on long-term debt.

    During 1994, the Company repurchased a total of 373,000 shares (post-split) of its Common Stock for approximately $7,115,000 under a plan approved by the Board of Directors to repurchase up to $10,000,000 of its Common Stock. Additional purchases will be made from time to time in the open market as deemed appropriate by the Company.

COMMITMENTS

    In accordance with the unincorporated partnership or joint venture agreements executed by the Company, La Quinta is committed to advance funds necessary to cover operating expenses of joint ventures. Three unincorporated partnerships and joint ventures executed promissory notes in which the Company guaranteed to fund amounts not to exceed $650,000 in the aggregate. As of June 30, 1995, the Company had no advances outstanding to the unincorporated partnerships and joint ventures.

    The estimated additional cost to complete the conversion and renovation of inns for which commitments have been made is $9,716,000 at June 30, 1995. The Company broke ground for the new construction of one inn in June 1995 and one inn in July 1995. The Company is committed to approximately $12,773,000 for the completion of these inns. Funds on hand, committed and anticipated from cash flow are sufficient to complete these projects.

    In accordance with the requirements of an escrow agreement related to a pool of mortgage notes executed by the Company and a third party lender, the Company is required to make annual deposits into an escrow account for the purpose of establishing a reserve for the replacement of furnishings, fixtures and equipment used on or incorporated into the mortgaged properties. The Company shall be relieved of its obligation to make such annual deposits for any year in which the escrow account has an aggregate balance of $2,431,000. At June 30, 1995 and June 30, 1994, the Company had reserved the full amount.

    In 1993, the Company entered into a ten year operating lease for its corporate headquarters in San Antonio. In addition, the Company entered into a ten year lease in December 1993 to house the Company's reservation facilities.

    Funds on hand, anticipated from future cash flows and available under the Company Bank Credit Facility and the LQDP Lines of Credit, or the Amended Bank Credit Facility, are sufficient to fund operating expenses, debt service and other capital requirements through at least the second quarter of 1996. The Company will evaluate from time to time the necessity of other financing alternatives.

SEASONALITY

    The lodging industry is seasonal in nature. Generally, the Company's inn revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues, profit margins and net earnings of the Company.

INCOME TAXES

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement requires the use of the asset and liability method of accounting for deferred income taxes and was implemented in 1993. The impact of the Statement's implementation has been disclosed in Note 4 of Notes to Combined Financial Statements.

ACCOUNTING PRONOUNCEMENT

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement, which is effective for fiscal years beginning after December 15, 1995, requires that an entity evaluate long-lived assets and certain other identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss meeting the recognition criteria is to be measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset. The Company plans to adopt this statement in 1996 and does not expect adoption of the statement to have a material effect, if any, on the Company's financial position or results of operations.

INFLATION

    The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or net earnings (loss) of the Company in the three most recent years.

                                    BUSINESS

    La Quinta is the second largest owner/operator of hotels in the United States, with 236 inns and more than 30,000 rooms. La Quinta operates primarily in the mid-priced segment of the lodging industry, as defined by Smith Travel Research, an independent lodging industry research firm. La Quinta achieved an average occupancy percentage of 70.1% and an ADR of $47.65 for the year ended December 31, 1994. Founded in 1968, the Company has inns located in 29 states, with strategic concentrations in Texas, Florida and California. La Quinta currently owns a 100% interest in 228 of its inns and a 50% or greater interest in an additional seven inns. La Quinta operates all of its inns other than one licensed inn. La Quinta's business strategy is to continue to expand its successful core business as an owner/operator in the mid-priced segment of the lodging industry.

    The Company was founded in San Antonio, Texas in 1968. La Quinta was originally incorporated and became a publicly traded entity in 1972 and is incorporated under the laws of the State of Texas. The principal executive offices are located at Weston Centre, 112 E. Pecan Street, San Antonio, Texas 78299-2636, telephone (210) 302-6000.

OWNERSHIP AND MANAGEMENT CONTROL

    Unlike most major chains in the lodging industry, La Quinta owns and manages all but one of the inns that carry its brand. The Company believes that much of its success is attributable to this operating control, which allows the Company to achieve a higher level of consistency in both product quality and service than its competitors. In addition, its operating control gives La Quinta the ability to offer new services, determine expansion strategies, set pricing and make other marketing decisions on a system-wide or local basis as conditions dictate, without consulting third-party owners, management companies or franchisees as required of most other lodging chains.

BRAND IMAGE

    La Quinta has taken major steps to assure uniform high quality at its inns. In 1993 and 1994, the Company invested approximately $65 million in a comprehensive chainwide image enhancement program designed to give all of its inns a new, fresh appearance while preserving their unique character. The program, which was substantially completed in mid-1994, featured new signage displaying a distinctive new logo, along with exterior and lobby upgrades including brighter colors, more extensive lighting, additional landscaping, enhanced guest entry and a full lobby renovation with contemporary furnishings and seating areas for continental breakfast.

    As a result of its ability to provide consistently high-quality, convenient accommodations and excellent value, the Company believes that it has established La Quinta as a strong, well-regarded mid-priced brand. The Company believes that its brand recognition and reputation have enhanced the performance of its existing inns and should provide an advantage for inns added in the future.

FOCUSED GROWTH STRATEGY; OWNERSHIP OF INNS

    La Quinta attributes its strong operating performance in large part to the successful implementation of a three-part strategic plan formulated by the Company's senior management team after their arrival at the Company in 1992. First, management substantially restructured the Company, which historically had financed a large part of its development through partnerships and joint ventures with financial institutions, by purchasing its partners' interests in 19 unincorporated joint ventures and partnerships since 1993. The Company also refinanced a majority of its outstanding debt, and instituted corporate and operating-level cost controls. Second, management reimaged all La Quinta inns through the system-wide image enhancement program. Third, the Company demonstrated its ability to grow the number of inns -- acquiring 11 inns in 1993, 15 inns in 1994 and nine inns in the first six months of 1995 -- while increasing profitability.

    The Company intends to focus both on INTERNAL GROWTH -- enhancing revenues, cash flow and profitability at its current portfolio of inns, and EXTERNAL GROWTH -- adding new inns through opportunistic acquisitions and conversions of existing properties and selective new construction. The Company's external growth strategy is to reinforce its presence in existing markets and expand selectively into new markets. At current prices, acquisition and conversion of existing properties is generally more cost effective than new construction. The Company estimates that its current average cost of aquiring and converting an inn to the La Quinta brand is approximately $40,000 to $45,000 per room. The Company plans to construct new inns in those strategic markets where acquisition and conversion of existing inns at a discount to replacement cost is not available. The Company estimates that the average cost to construct a new inn will be approximately $50,000 to $55,000 per room. For the twelve months ended June 30, 1995, the Company generated $79.6 million of cash flow after required interest payments, maintenance capital expenditures (assumed to be 5% of room revenues), dividends, taxes and partner distributions, providing an internal source of funding to support its growth plan.

    The following table describes the composition of inns in the La Quinta chain at June 30, 1995 and as adjusted for the AEW Transaction, and at December 31, 1992:

                                                              JUNE 30, 1995                           DECEMBER 31, 1992
                                          -----------------------------------------------------   -------------------------
                                                 AS ADJUSTED                   ACTUAL                      ACTUAL
                                          -------------------------   -------------------------   -------------------------
                                                         LA QUINTA                   LA QUINTA                   LA QUINTA
                                                 TOTAL   EQUIVALENT          TOTAL   EQUIVALENT          TOTAL   EQUIVALENT
                                          INNS   ROOMS   ROOMS (1)    INNS   ROOMS   ROOMS (1)    INNS   ROOMS   ROOMS (1)
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
Owned 100%..............................  228    29,352    29,352     181    22,927    22,927       89   11,456    11,456
Owned 40-80%............................    7      836        467      54    7,261      3,037       80   10,218     4,919
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
Total Company owned and operated........  235    30,188    29,819     235    30,188    25,964      169   21,674    16,375
Managed inns............................  --      --        --        --      --        --          40(2) 4,978        75
Licensed inns...........................    1      120      --          1      120      --           3     366      --
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
                                          236    30,308    29,819     236    30,308    25,964      212   27,018    16,450
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------

- ------------------------------
(1)  Represents the Company's proportionate ownership interest in total rooms.
(2) Managed inns represent inns in LQP and the CIGNA partnerships, which were subsequently acquired by the Company.

FACILITIES AND SERVICES

    The typical La Quinta inn contains approximately 130 spacious, quiet and comfortably furnished guest rooms averaging 300 square feet in size. Guests at a La Quinta inn are offered a wide range of amenities and services, including complimentary continental breakfast, free unlimited local telephone calls, remote-control televisions with a premium movie channel, a swimming pool, same-day laundry and dry cleaning, fax services, 24-hour front desk and message service, smoking/non-smoking rooms and free parking. La Quinta guests typically have convenient access to food service at adjacent free-standing restaurants, including national chains such as Cracker Barrel, IHOP, Denny's and Perkins. La Quinta has an ownership interest in 126 of these adjacent restaurant buildings, which it leases to restaurant operators.

    La Quinta inns appeal to guests who desire high-quality rooms, convenient locations and attractive prices, but who do not require banquet and convention facilities, in-house restaurants, cocktail lounges or room service. By eliminating the costs of these management-intensive facilities and services, La Quinta believes it offers its customers exceptional value by providing rooms that are comparable in quality to full-service hotels at lower prices.

    To maintain the overall quality of La Quinta's inns, each inn undergoes refurbishments and capital improvements as needed. Typically, refurbishing has been provided at intervals of between five and seven years, based on an annual review of the condition of each inn. In the six months ended June 30, 1995 and 1994 and each of the years ended December 31, 1994, 1993 and 1992, the Company spent approximately $16.4 million, $55.4 million, $75.2 million, $32.6 million and $15.5 million, respectively, on capital improvements to existing inns. The amounts for the six months ended June 30, 1995 and 1994 and the years ended December 31, 1994 and 1993 include expenditures related to the Company's image enhancement program. As a result of these expenditures, the Company believes it has been able to maintain a chainwide quality of rooms and common areas at its inns that is more consistent than other national mid-priced hotel chains.

CUSTOMER BASE AND MARKETING

    La Quinta's combination of consistent, high-quality accommodations and good value is attractive to business customers, who account for more than 50% of rooms rented. These core customers typically visit a given area several times a year, and include salespersons covering a specific territory, government and military personnel and technicians. The profile of a typical La Quinta customer is a college educated business traveler, age 25 to 54, who has a middle management, white collar occupation or upper level blue collar occupation. The Company also targets both vacation travelers and senior citizens. For the convenience of these targeted customer groups, inns are generally located near suburban office parks, major traffic arteries or destination areas such as airports and convention centers.

    La Quinta has developed a strong following among its customers; internal customer surveys show that the average customer spends 16 nights per year in a La Quinta inn. The Company focuses a number of its marketing programs on maintaining a high number of repeat customers. For example, La Quinta promotes a "Returns-Registered Trademark- Club" offering members preferred status and rates at La Quinta inns, along with rewards for frequent stays. The Returns Club had approximately 235,000 members as of June 30, 1995.

    The Company focuses on reaching its target markets by utilizing advertising, direct sales, repeat traveler incentive programs and other marketing programs targeted at specific customer segments. The Company advertises primarily through network and local radio, television networks and print advertisements which focus on quality and value. The Company utilizes the same campaign concept throughout the country with minor modifications made to address regional differences. The Company also utilizes billboard advertisements along major highways which announce a La Quinta inn's presence in upcoming towns.

    The Company markets directly to companies and other organizations through its direct sales force of 40 sales representatives and managers. This sales force calls on companies which have a significant number of individuals traveling in the regions in which La Quinta operates and which are capable of producing a high volume of room nights.

    The Company provides a central reservation system,
"teLQuik-Registered Trademark-," which currently accounts for advance reservations for approximately 27% of room nights. The teLQuik system allows customers to make reservations by dialing 1-800-531-5900 toll free, or from special reservations phones placed in all La Quinta inns. The teLQuik system enables guests to make their next night's reservations from their previous night's La Quinta inn. In addition, approximately 47% of room nights reflect advance reservations made directly with individual inns and forwarded to the central reservation system. In total, advance reservations account for approximately 74% of room nights. In 1994, the Company completed a new reservation center, which is a part of its program to improve operating results by providing state-of-the-art technology in processing reservations more efficiently. La Quinta, through its national sales managers, markets its reservation services to travel agents and corporate travel planners who may access teLQuik through the five major airline reservation systems.

THE LODGING INDUSTRY

    Conditions in the lodging industry have improved significantly since the beginning of 1992, with occupancy percentages, ADR and profitability increasing through the end of the first quarter of 1995, the last quarter for which such industry information is available. The lodging industry as a whole earned pre-tax profits of approximately $5.5 billion in 1994, more than double the level of pre-tax profitability achieved in 1993.

    The  key elements underlying the industry's strong operating performance are
(i) increased economic activity, which has resulted in growth in demand for hotel rooms, coupled with (ii) growth in new room supply that has been significantly lower than the growth in demand. Room demand growth exceeded the rate of new room supply by 2.0%, 2.6% and 3.3% in 1992, 1993 and 1994, respectively. However, historical industry performance may not be indicative of future results. See "Risk Factors -- Risks of the Lodging Industry."

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    TOTAL U.S. LODGING INDUSTRY DEMAND GROWTH MARGIN
(% Growth in Room Demand Less % Growth in Room Supply)
1991                                                           -2.5%
1992                                                            2.0%
1993                                                            2.6%
1994                                                            3.3%

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     TOTAL U.S. OCCUPANCY
          PERCENTAGE                                  TOTAL U.S. ADR
(% Increase/Decrease)                                    (% Increase)
1991                                -2.4%                        1991       0.6%
1992                                 2.0%                        1992       1.4%
1993                                 2.6%                        1993       2.8%
1994                                 2.4%                        1994       3.8%

Source: Smith Travel Research

    In this favorable supply/demand environment, with an excess of demand growth over supply growth, lodging companies like La Quinta have demonstrated a significant degree of "pricing power," which describes a hotel's ability to increase ADR without adversely affecting occupancy percentages. For example, industry-wide ADR grew 3.8% in 1994 versus 1993, while industry average occupancy percentages increased 2.4% over the same period. ADR growth exceeded the rate of inflation in 1994 by 1.2%, the first year of real rate growth after seven years of decline. Industry-wide ADR in the first three months of 1995 increased 4.9% over the first three months of 1994, with occupancy percentages up 1.5% over the comparable 1994 first-quarter results.

    The mid-priced lodging industry segment in which La Quinta primarily operates has also experienced favorable operating results. In both 1994 and the first quarter of 1995, demand growth exceeded supply growth in this segment by a wider margin than in any other lodging industry segment except luxury hotels. In addition, REVPAR grew by 5.5% in the mid-priced segment in 1994 versus 1993. Only the luxury segment experienced higher REVPAR growth in 1994. The mid-priced segment continued to have strong REVPAR growth in the first quarter of 1995, with REVPAR increasing 5.9% over the comparable period in 1994. The foregoing industry data is based on information provided by Smith Travel Research.

OPERATIONS

    Management of the La Quinta chain is coordinated from the Company's headquarters in San Antonio, Texas. Centralized corporate services and functions include marketing, financing, accounting and reporting, purchasing, quality control, development, legal, reservations and training.

    Inn operations are currently organized into Eastern, Western and Central divisions with each division headed by a Divisional Vice President. Regional Managers report to the Divisional Vice Presidents and are each responsible for approximately 12 inns. Regional Managers are responsible for the service, cleanliness and profitability of the inns in their regions.

    Individual inns are typically managed by resident managers who live on the premises. Managers receive inn management training which includes an emphasis on service, cleanliness, cost controls, sales and basic repair skills. Because La Quinta's professionally trained managers are substantially relieved of responsibility for food service, they are able to devote their attention to assuring friendly guest service and quality facilities, consistent with chain-wide standards. On a typical day shift, each inn manager will supervise one housekeeping supervisor, eight room attendants, two laundry workers, two general maintenance persons and three front desk service representatives.

    At June 30, 1995, La Quinta employed approximately 7,400 persons, of whom approximately 90% were compensated on an hourly basis. Approximately 280 individuals were employed at corporate and 7,120 were employed as inn managers and employees. The Company's employees are not currently represented by labor unions. Management believes its ongoing labor relations are good.

PROPERTIES

    At   June  30,  1995,  there  were  236  inns  located  in  29  states  with concentrations in Texas, Florida and California. The states and cities in which the inns are located are set forth in the following table:

ALABAMA
Birmingham
Huntsville (2)
Mobile
Montgomery
Tuscaloosa

ARIZONA
Phoenix (3)
Tucson (2)

ARKANSAS
Little Rock (5)

CALIFORNIA
Bakersfield
Costa Mesa
Fresno
Irvine
La Palma
Redding
Sacramento (2)
San Bernardino
San Diego (3)
San Francisco
Stockton
Ventura

COLORADO
Colorado Springs
Denver (7)

FLORIDA
Coral Springs
Daytona Beach
Deerfield Beach
Ft. Myers
Gainesville
Jacksonville (3)
Miami
Orlando (3)
Pensacola
Tallahassee (2)
Tampa (5)

GEORGIA
Atlanta (7)
Augusta
Columbus
Savannah (2)

ILLINOIS
Champaign
Chicago Metro Area (5)
Moline

INDIANA
Indianapolis (2)
Merrillville

KANSAS
Lenexa
Wichita

KENTUCKY
Lexington

LOUISIANA
Baton Rouge
Bossier City
Kenner
Lafayette
Monroe
New Orleans (5)
Slidell
Sulphur

MICHIGAN
Kalamazoo

MISSISSIPPI
Jackson (2)
MISSOURI
St. Louis

NEBRASKA
Omaha

NEVADA
Las Vegas (2)
Reno

NEW MEXICO
Albuquerque (3)
Farmington
Las Cruces
Santa Fe

NORTH CAROLINA
Charlotte (2)

OHIO
Columbus

OKLAHOMA
Oklahoma City (3)
Tulsa (3)

PENNSYLVANIA
Pittsburgh

SOUTH CAROLINA
Anderson
Charleston
Columbia
Greenville

TENNESSEE
Chattanooga
Kingsport
Knoxville (2)
Memphis (3)
Nashville (3)

TEXAS
Abilene
Amarillo (2)
Arlington
Austin (5)
Beaumont
Bedford
Brownsville
Clute
College Station
Corpus Christi (2)
Dallas Metro Area (12)
Del Rio
Denton
Eagle Pass
El Paso (3)
Fort Stockton
Fort Worth (2)
Galveston
Georgetown
Harlingen
Houston Metro Area (17)
Killeen
Laredo
Longview
Lubbock (2)
Lufkin
TEXAS (CONTINUED)
Midland
Nacogdoches
Odessa
Round Rock
San Angelo
San Antonio (11)
San Marcos
Temple
Texarkana
Tyler
Victoria
Waco
Wichita Falls

UTAH
Layton
Salt Lake City

VIRGINIA
Bristol
Hampton
Richmond
Virginia Beach

WASHINGTON
Seattle (2)
Tacoma

WYOMING
Casper
Cheyenne
Rock Springs

LICENSED
LA QUINTA INNS

TEXAS
McAllen

OTHER
OWNED INNS
(operated under other brands)

GEORGIA
Columbus

TEXAS
El Paso
La Marque
San Antonio

    Typically, food service for La Quinta guests is provided by adjacent, free standing restaurants. At June 30, 1995, the Company had an ownership interest in 126 restaurant buildings adjacent to its inns. These 126 restaurant buildings are owned by the Company or its partnerships and joint ventures, which own the related inn. These restaurant buildings generally are leased pursuant to build-to-suit leases that require the operator to pay, in addition to minimum and percentage rentals, all expenses, including building maintenance, taxes and insurance. The Company's ownership interests in such restaurant buildings are as follows, after giving effect to the AEW Transaction:

                                                                  RESTAURANT BUILDINGS
                                                                 -----------------------
Owned 100%.....................................................               121
Owned 50-67%...................................................                 5
                                                                              ---
                                                                              126
                                                                              ---
                                                                              ---

    One hundred and sixty-five of the Company's inns, including associated restaurants, were pledged, at June 30, 1995, to secure long-term debt maturing in various years from 1995 to 2015. (See note 2 of Notes to Combined Financial Statements.) Following the execution of the Amended Bank Credit Facility, 75 inns, including associated restaurants, will be pledged as collateral to secure long-term debt.

COMPETITION

    Each La Quinta inn competes in its market area with numerous full service lodging brands, especially in the mid-priced segment, and with numerous other hotels, motels and other lodging establishments. Chains such as Hampton Inns, Courtyard by Marriott, Fairfield Inns and Drury Inns are direct competitors of La Quinta. Other well-known competitors include Holiday Inns, Ramada Inns, Red Roof Inns and Comfort Inns. There is no single competitor or group of competitors of La Quinta that is dominant in the lodging industry. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, degree of service and convenience of locations.

    The lodging industry in general, including La Quinta, may be adversely affected by national and regional economic conditions and government regulations. The demand for accommodations at a particular inn may be adversely affected by many factors including changes in travel patterns, local and regional economic conditions and the degree of competition with other lodging establishments in the area. See "Risk Factors -- Risks of the Lodging Industry" and "-- Competition."

LICENSING

    The Company selectively licensed the name "La Quinta-Registered Trademark-" to others for operations in the United States until February 1977, at which time La Quinta discontinued its domestic licensing program to unrelated third parties. One inn remains in operation under a licensing agreement.

    During 1994, the Company entered into agreements with several Mexican investor groups (the "Development Accord") for the purpose of developing 22 La Quinta inns in 15 cities in Mexico. Each of the inns will be developed and 100% owned by a Mexican investor group and managed by the Company under long-term management agreements (pursuant to which the Company will receive management and licensing fees). On December 20, 1994, the Mexican government allowed the peso to trade freely against the U.S. dollar. As a result, the peso suffered a significant, immediate devaluation against the U.S. dollar. This resulted in economic conditions that have delayed commencement of construction of La Quinta inns under the Development Accord. The construction of the first La Quinta inn under the Development Accord is anticipated to begin when economic conditions in Mexico stabilize.

    "La Quinta-Registered Trademark-," "teLQuik-Registered Trademark-" and "Returns-Registered Trademark- Club" have been registered as service marks by La Quinta with the U.S. Patent and Trademark Office and variously in Mexico, Canada, the United Kingdom and the Netherland Antilles.

EMPLOYMENT AND OTHER GOVERNMENT REGULATION

    The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. Both at the federal and state level from time to time, there are proposals under consideration to increase the minimum wage. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although the Company has taken actions to comply with the ADA, no assurance can be given that a material ADA claim will not be asserted against the Company. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or business may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels and adjacent restaurant land and buildings, the Company may be potentially liable for any such costs or liabilities. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse affect on the results of operations of the Company.

LEGAL PROCEEDINGS

    In September 1993, a former officer of the Company filed suit against the Company and certain of its directors and their affiliate companies (the "La Quinta Defendants"). The suit, entitled WALTER J. BIEGLER V. LA QUINTA MOTOR INNS, INC., ET AL., is pending in the U.S. District Court for the Western District of Texas, San Antonio Division. The suit alleges breach of an employment agreement, misrepresentation, wrongful termination, self-dealing, breach of fiduciary duty, usurpation of corporate opportunity and tortious interference with contractual relations. Compensatory damages of $2,500,000 and exemplary damages of $5,000,000 are sought in the action. The court has pending before it the La Quinta Defendants' motion for summary judgment. The parties subsequently filed a required, joint Pre-Trial Order, in which the plaintiff has conceded a number of his claims. As yet, no trial date has been set for this action. The Company is vigorously defending against this suit.

    Actions for negligence or other tort claims occur routinely as an ordinary incident to the Company's business. Several lawsuits are pending against the Company which have arisen in the ordinary course of the business, but none of these proceedings involves a claim for damages (in excess of applicable excess umbrella insurance coverages) involving more than 10% of current assets of the Company. The Company does not anticipate any amounts which it may be required to pay as a result of an adverse determination of such legal proceedings and the matter discussed above, individually or in the aggregate, or any other relief granted by reason thereof, will have a material adverse effect on the Company's financial position or results of operations.

    The Company has established a paid loss program (the "Paid Loss Program") for inns owned and managed by the Company for commercial general liability insurance, automobile liability insurance and workers' compensation and employer's liability insurance. In addition to the Paid Loss Program, the Company has purchased excess umbrella liability policies and extended coverage property insurance and such other insurance as is customarily obtained for similar properties and which may be required by the terms of loan or similiar documents with respect to the inns. In connection with the general liability, workers' compensation and automobile coverages, all inns participate in the Paid Loss Program, under which claims and expenses are shared pro rata, with excess umbrella insurance being maintained to cover losses, claims and costs in excess of the deductible limits per matter of $500,000 for general liability, $500,000 for workers' compensation and $250,000 for automobile coverage. All pro rata expenses and premiums under the Paid Loss Program and such other insurance as is customarily obtained with respect to inns owned by persons other than the Company constitute direct operating expenses of said inns under the terms of the respective management agreements. General liability is allocated pro rata based on the number of rooms at each respective inn. Worker's compensation is allocated based on the amount of payroll and auto liability is allocated based on the number of vehicles at each respective inn.

                          DESCRIPTION OF SENIOR NOTES

    The  Senior Notes will be issued under  an Indenture (the "Indenture") to be
dated as of                   , 1995 between the Company and U.S. Trust  Company
of Texas, N.A., as trustee (the "Trustee"). The following description of certain provisions of the Indenture and the Senior Notes summarizes the material terms thereof but does not purport to be complete, and such summaries are subject to the detailed provisions of the Indenture to which reference is hereby made, including the definition of certain terms used herein and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, and for other information regarding the Senior Notes. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference.

GENERAL

    The Indenture provides for issuance from time to time of debentures, notes (including the Senior Notes) or other evidences of indebtedness by the Company ("Securities") in an unlimited amount. Additional Securities may be issued under the Indenture from time to time.

    The Senior Notes offered hereby constitute a series of notes under the Indenture, which series is limited to $100,000,000 aggregate principal amount.
The Senior Notes will mature on                   , 2005.

    Each  Senior Note will bear interest from                      , 1995 at the
rate of    % per annum, payable semi-annually (to holders of record at the close
of business on the                 or                 immediately preceding  the
interest  payment date) on                    and                   of each year
beginning                   , 1996.

    The Senior Notes are not redeemable at the option of the Company prior to maturity.

    The Senior Notes will be issued in registered form only, without coupons. The Senior Notes will be issuable in denominations of $1,000 or multiples thereof. The Senior Notes will be issued as book-entry notes and will be subject to the terms set forth below under "-- Global Securities." Securities not issued as book-entry notes may be presented for registration, registration of transfer or exchange at the office or agent of the Company which is currently located in New York, New York. Subject to the limitations provided in the Indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith. (Section 2.7).

    The Indenture does not contain any restriction on the payment of dividends or any financial covenants. The Indenture does not contain provisions which would afford the Holders of the Senior Notes protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in the Company's credit quality resulting from highly leveraged or other similar transactions involving the Company.

    The Senior Notes will be unsubordinated and unsecured obligations of the Company ranking PARI PASSU with all existing and future unsubordinated and unsecured obligations of the Company. As of June 30, 1995 after giving effect to this Offering and the AEW Transaction, the Company had approximately $149.7 million of debt that is PARI PASSU with the Senior Notes, $140.4 million of secured debt, $20.3 million of debt at subsidiaries and $120 million of debt that is, by its terms, subordinated to the Senior Notes. Claims of Holders of Senior Notes will be effectively subordinated to the claims of holders of the debt of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, claims of Holders of Senior Notes will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims and claims of the Company as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of its subsidiaries.

GLOBAL SECURITIES

    Securities, including the Senior Notes, issued in the form of fully registered global Securities (a "Registered Global Security") will be deposited with The Depository Trust Company (the "Depositary") or a nominee thereof. Unless and until it is exchanged in whole or in part for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. The Depositary currently accepts only securities that are denominated in U.S. dollars.

    Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

    So long as the Depositary for a Registered Global Security, or its nominee, is the owner of record of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Securities represented by such Registered Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of record under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

    Payments of principal of, premium, if any, and interest on Securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for any Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium, if any, or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such

Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If the Depositary for Securities represented by a Registered Global Security notifies the Company that it is at any time unwilling or unable to continue as Depositary or ceases to be eligible under applicable law, and a successor Depositary eligible under applicable law is not appointed by the Company within 90 days, the Company will issue such Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Securities of such series in definitive form in exchange for all of the Registered Global Security or Registered Global Securities representing such Securities. Any Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

SAME-DAY SETTLEMENT IN RESPECT OF GLOBAL NOTES

    So long as any Senior Notes are represented by Global Securities registered in the name of the Depositary or its nominee, such Senior Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in such Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

CERTAIN COVENANTS

    The following covenants apply to all series of Securities, including the Senior Notes.

    RESTRICTIONS ON LIENS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined herein) to, create or incur any Lien (as defined herein) on any shares of stock, indebtedness or other obligations of a Restricted Subsidiary (as defined herein) or any Principal Property (as defined herein) of the Company or a Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations of a Restricted Subsidiary or Principal Property are owned at the date of the Indenture or thereafter acquired, unless the Company secures or causes such Restricted Subsidiary to secure the outstanding Securities equally and ratably with all indebtedness secured by such Lien, so long as such indebtedness shall be so secured. This covenant shall not apply in the case of: (i) the creation of any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by the Company or a Restricted Subsidiary contemporaneously with such acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption thereof, provided that every such Lien referred to in this clause (i) shall attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon; (ii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing at the date of the Indenture; (iii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of the Company or any Restricted Subsidiary; (iv) any Lien on any Principal Property being constructed or improved securing loans to finance such construction or improvements; (v) any Lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations (including, without limitation, industrial revenue bonds and similar financings); (vi) any mechanics', materialmen's, carriers' or other similar Liens arising in the ordinary course of business with respect to obligations which are not yet due or which are being contested in good faith; (vii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith; (viii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution thereon is stayed; (ix) any landlord's Lien on fixtures located on premises leased by the Company or a Restricted Subsidiary in the ordinary course of business, and tenants' rights under leases, easements and similar Liens not materially impairing the use or value of the property involved; (x) any Lien arising by reason of deposits necessary to qualify the Company or any Restricted Subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law; and (xi) any renewal of or substitution for any Lien permitted by any of the preceding clauses (i) through (x), provided, in the case of a Lien permitted under clause (i), (ii) or (iv), the indebtedness secured is not increased nor the Lien extended to any additional assets. (SECTION 4.3(A)) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume Liens in addition to those otherwise permitted by the preceding sentence of this paragraph, and renew, extend or replace such Liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt (as defined herein) does not exceed 15% of Consolidated Net Worth (as defined herein). (SECTION 4.3(B)).

    RESTRICTIONS ON SALE AND LEASE-BACK TRANSACTIONS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to the Company or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; PROVIDED that, notwithstanding the foregoing, the Company or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period (i) if the
Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of Section 4.3(a) described above under "-- Restrictions on Liens", to create a Lien on the property to be leased securing Funded Debt (as defined herein) in an amount equal to the Attributable Debt (as defined herein) with respect to such sale and lease-back transaction without equally and ratably securing the outstanding Securities or (ii) if (A) the Company promptly informs the Trustee of such transaction, and (B) the Company causes an amount equal to the fair value (as determined by Board Resolution of the Company) of such property to be applied: (1) to the purchase of other property that will constitute Principal Property having a fair value at least equal to the fair value of the property sold, or (2) to the retirement within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Company or a Restricted Subsidiary (including the Securities); PROVIDED further that, in lieu of applying all of or any part of such net proceeds to such retirement, the Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable Trustee for cancellation either debentures or notes evidencing Funded Debt of the Company (which may include the Securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable Trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and a certificate of an officer of the Company (which shall be delivered to the Trustee) stating that the Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as hereinabove provided. If the Company shall so deliver debentures or notes to the applicable Trustee and the Company shall duly deliver such officer's certificate, the amount of cash which the Company shall be required to apply to the retirement of Funded Debt under this provision of the Indenture shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or, if there are no such redemption prices, the principal amount of such debentures or notes; PROVIDED, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued. (SECTION 4.4(A)) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those otherwise permitted by this paragraph without any obligation to retire any outstanding Securities or other Funded Debt, PROVIDED that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 15% of Consolidated Net Worth. (SECTION 4.4(B)).

CERTAIN DEFINITIONS

    The term "Attributable Debt" as defined in the Indenture means when used in connection with a sale and lease-back transaction referred to above under "-- Restrictions on Sale and Lease-back Transactions", on any date as of which the amount thereof is to be determined, the product of (a) the net proceeds from such sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

    The term "Consolidated Net Worth" as defined in the Indenture means, at any date of determination, the consolidated stockholders' equity of the Company, as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries.

    The term "Exempted Debt" as defined in the Indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined: (i) indebtedness of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.3(b) of the Indenture described above under "-- Restrictions on Liens" and (ii) Attributable Debt of the Company and its Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 4.4(b) of the Indenture described above under "-- Restrictions on Sale and Lease-back Transactions."

    The term "Funded Debt" as defined in the Indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from the date of its creation.

    The terms "Holder" or "Securityholder" as defined in the Indenture mean the registered holder of any Security with respect to registered Securities and the bearer of any unregistered Security or any coupon appertaining thereto, as the case may be.

    The term "Lien" as defined in the Indenture means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset. For the purposes of the Indenture, the Company or any Subsidiary shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

    The term "Original Issue Discount Security" as defined in the Indenture means any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 6.2 of the Indenture.

    The term "Principal Property" as defined in the Indenture means land, land improvements, buildings and associated equipment owned or leased pursuant to a capital lease and used by the Company or a Restricted Subsidiary primarily in the hotel business, but shall not include any such property financed through the issuance of tax exempt governmental obligations (including, without limitation, industrial revenue bonds and similar financings).

    The term "Restricted Subsidiary" as defined in the Indenture means any Subsidiary organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America which owns or is a lessee pursuant to a capital lease of any Principal Property other than:

        (i) each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof;

        (ii) each Subsidiary formed or acquired after the date hereof for the purpose of acquiring the business or assets of another Person and which does not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary; and

       (iii) the following unincorporated partnerships and joint ventures, each of which currently owns one inn: La Quinta -- Houston I.H. 10, Ltd.; La Quinta San Antonio -- South Joint Venture; La Quinta Austin Motor Hotel, Ltd.; La Quinta -- Dallas Central Expressway, Ltd.; LQ Motor Inn Venture -- Austin No. 530; La Quinta -- Wichita, Kansas, No. 532, Ltd.; and LQ -- West Bank Joint Venture;

PROVIDED, HOWEVER, that any Subsidiary may be declared a Restricted Subsidiary by Board Resolution, effective as of the date such Board Resolution is adopted; PROVIDED FURTHER, that any such declaration may be rescinded by further Board Resolution, effective as of the date such further Board Resolution is adopted.

    The term "Subsidiary" as defined in the Indenture means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock (as defined in the Indenture) is owned directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

    Under the Indenture, the Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any Person to merge with or into the Company unless: (a) either (i) the Company shall be the continuing Person or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Securities and under the Indenture and the Company shall have delivered to the Trustee an opinion of counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with and that such supplemental indenture constitutes the legal, valid and binding obligation of the Company or such successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (b) an officers' certificate and opinion of counsel to the effect that immediately after giving effect to such transaction, no Default (as defined in the Indenture) shall have occurred and be continuing. (SECTION 5.1)

EVENTS OF DEFAULT

    Events of Default defined in the Indenture with respect to the Securities of any series are: (a) the Company defaults in the payment of the principal of any Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise; (b) the Company defaults in the payment of interest on any Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days; (c)(i) default by the Company or any Restricted Subsidiary in the payment when due at maturity of any Funded Debt (other than Funded Debt which is non-recourse to the Company and its Restricted Subsidiaries) in excess of $15,000,000, whether such Funded Debt is outstanding at the date of the Indenture or is thereafter outstanding, and the continuation of such default for the greater of any period of grace applicable thereto or ten days from the date of such default or (ii) an event of default, as defined in any indenture, agreement or instrument evidencing or under which the Company and/or any Restricted Subsidiary has at the date of the Indenture or shall thereafter have outstanding at least $15,000,000 aggregate principal amount of Funded Debt, shall happen and be continuing and such Funded Debt shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled or such indebtedness shall not be discharged, within ten days; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture with respect to any Security of such series or in the Securities of such series and such default or breach continues for a period of 30 consecutive days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of 25% or more in aggregate principal amount of the Securities of all series affected thereby; (e) an involuntary case or other proceeding shall be commenced against the Company or any Restricted Subsidiary with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Company or any Restricted Subsidiary under the federal bankruptcy laws as now or hereafter in effect; (f) the Company or any Restricted Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for all or substantially all of the property and assets of the Company or any Restricted Subsidiary or (iii) effects any general assignment for the benefit of creditors; or (g) any other Event of Default established with respect to any series of Securities issued pursuant to the Indenture occurs. (SECTION 6.1)

    The Indenture provides that if an Event of Default described in clauses (a) or (b) of the immediately preceding paragraph with respect to the Securities of any series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of Securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of any such affected series then outstanding under the Indenture (each such series treated as a separate class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all Securities of such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (c), (d) or (g) of the immediately preceding paragraph with respect to the Securities of one or more but not all series then outstanding or with respect to the Securities of all series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of Securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount (or, if the Securities of any such series are Original Issue Discount Securities, the amount thereof accelerable as described in this paragraph) of the Securities of all such affected series then outstanding under the Indenture (treated as a single class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all Securities of all such affected series, and the interest accrued thereof, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) of the immediately preceding paragraph occurs and is continuing, then the principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of all the Securities then outstanding and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any Holder or the Trustee to the full extent permitted by applicable law. Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding Securities of all such series that have been accelerated (voting as a single class). (SECTION 6.2)

    The Indenture contains a provision under which, subject to the duty of the Trustee during a default to act with the required standard of care, (i) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, officers' certificate, opinion of counsel (or both), statement,
instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence or indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons and the Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; (ii) before the Trustee acts or refrains from acting, it may require an officers' certificate and/or an opinion of counsel, which shall conform to the requirements of the Indenture and the Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion; subject to the terms of the Indenture, whenever in the administration of the trusts of the Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action under the Indenture, such matter (unless other evidence in respect thereof be specifically prescribed in the Indenture) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an officers' certificate delivered to the Trustee, and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of the Indenture upon the faith thereof;
(iii) the Trustee may act through its attorneys and agents not regularly in its employ and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care; (iv) any request, direction, order or demand of the Company mentioned in the Indenture shall be sufficiently evidenced by an officers' certificate (unless other evidence in respect thereof be specifically prescribed in the Indenture); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company; (v) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction; (vi) the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the Indenture relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the Indenture; (vii) the Trustee may consult with counsel and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the Indenture in good faith and in reliance thereon; and (viii) prior to the occurrence of an Event of Default under the Indenture and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, officers' certificate, opinion of counsel, Board Resolution, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing so to do by the Holders of not less than a majority in aggregate principal amount of the Securities of all series affected then outstanding; PROVIDED that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of the Indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding. (SECTION 7.2)

    Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the principal as is then accelerable under the Indenture) of the outstanding Securities of all series affected (voting as a single class), may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series by the Indenture; PROVIDED, that the Trustee may refuse to follow any direction that conflicts with law of the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and PROVIDED FURTHER, that the Trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of Securities pursuant to this paragraph. (SECTION 6.5)

    Subject to various provisions in the Indenture, the Holders of at least a majority in principal amount (or, if the Securities are Original Issue Discount Securities, such potion of the principal as is then accelerable under the Indenture) of the outstanding Securities of all series affected (voting as a single class) by notice to the Trustee, may waive an existing Default or Event of Default with respect to the securities of such series and its consequences, except a Default in the payment of principal of or interest on any Security as specified in clauses (a) or (b) of Section 6.1 of the Indenture or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto. (SECTION 6.4)

    The Indenture provides that no Holder of any Securities of any series may institute any proceeding, judicial or otherwise, with respect to the Indenture or the Securities of such series, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless: (i) such Holder has previously given to the Trustee written notice a continuing Event of Default with respect to the Securities of such series; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Securities of all such series affected shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture; (iii) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request; (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Securities of all such affected series have not given the Trustee a direction that is inconsistent with such written request. A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder. (SECTION 6.6)

    The Indenture contains a covenant that the Company will file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. (SECTION 4.6)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides with respect to each series of Securities that, except as otherwise provided in this paragraph, the Company may terminate its obligations under the Securities of a series and the Indenture with respect to Securities of such series if: (i) all Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii)(A) the Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption,
(B) the Company irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the Holders of such Securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment, to pay principal of and interest on the Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, and (C) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture with respect to the Securities of such series have been complied with. With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnity the trustee under the Indenture shall survive. With respect to the foregoing clause (ii), only the Company's obligations to execute and deliver Securities of such series for authentication, to set the terms of the Securities of such series, to maintain an office or agency in respect of the Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Securities of such series, to deliver Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Securities are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the Trustee, and its right to recover excess money held by the Trustee shall survive. (SECTION 8.1)

    The Indenture provides that, except as otherwise provided in this paragraph, the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Securities of any series, and the provisions of the Indenture will no longer be in effect with respect to the Securities of such series ("legal defeasance") and (ii) may omit to comply with any term, provision or condition of the Indenture described above under "-- Certain Covenants" (or any other specific covenant relating to such series provided for in a Board Resolution or supplemental indenture which may by its terms be defeased pursuant to the Indenture), and such omission shall be deemed not to be an Event of Default under clauses (c), (d) or (g) of the first paragraph of "-- Events of Default" with respect to the outstanding Securities of a series ("covenant defeasance"); PROVIDED that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the Securities of such series, for payment of the principal of and interest on the Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof deliver to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, to pay and discharge the principal of and accrued interest on the outstanding Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no Default with respect to such Securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to the Trustee an opinion of counsel that (1) the Holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (which opinion, in the case of a legal defeasance, shall be based upon a change in law) and (2) the Holders of the Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code, and (E) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(1) above may be replaced by a ruling directed to the Trustee received from the Internal Revenue Service to the same effect. Subsequent to legal defeasance under clause
(i) above, the Company's obligations to execute and deliver Securities of such series for authentication, to set the terms of the Securities of such series, to maintain an office or agency in respect of the Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Securities of such series, to deliver Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Securities are no longer outstanding. After such Securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company's obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (SECTIONS 8.2 AND 8.3)

MODIFICATION OF THE INDENTURE

    The Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Securities of any series without notice to or the consent of any Holder: (1) to cure any ambiguity, defect or inconsistency in the Indenture; PROVIDED that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (2) to comply with Article 5 of the Indenture; (3) to comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (4) to evidence and provide for the acceptance of appointment under the Indenture with respect to the Securities of any or all series by a successor Trustee; (5) to establish the form or forms or terms of Securities of any series or of the coupons appertaining to such Securities as permitted under the Indenture; (6) to provide for uncertificated or unregistered Securities and to make all appropriate changes for such purpose; and (7) to make any change that does not materially and adversely affect the rights of any Holder. (SECTION 9.1)

    The Indenture also contains provisions whereby the Company and the Trustee, subject to certain conditions, without prior notice to any Holders, may amend the Indenture and the outstanding Securities of any series with the written consent of the Holders of a majority in principal amount of the Securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series. Notwithstanding the foregoing provisions, without the consent of each Holder affected thereby, an amendment or waiver, including a waiver pursuant to Section 6.4 of the Indenture, may not: (i) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such Holder's Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or any premium payable with respect thereto, or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon the acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change any place of payment where, or the currency in which, any Security or any premium or the interest thereof is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture; (iii) waive a Default in the payment of principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of this section of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby. A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of Holders of Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the Indenture of the Holders of Securities of any other series or of the coupons appertaining to such Securities. It shall not be necessary for the consent of any Holder under this section of the Indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the Indenture becomes effective, the Company shall give to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver, the Company will mail supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. (SECTION 9.2)

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Senior Notes set forth opposite the names of such Underwriters below:

                                                                                                  PRINCIPAL AMOUNT
                                              NAME                                                OF SENIOR NOTES
- ------------------------------------------------------------------------------------------------  ----------------
Morgan Stanley & Co. Incorporated...............................................................
Donaldson, Lufkin & Jenrette Securities Corporation.............................................
NationsBanc Capital Markets, Inc................................................................
                                                                                                  ----------------
  Total.........................................................................................   $  100,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Senior Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

    The Underwriters initially propose to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of % of the principal amount of the Senior Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Senior Notes to other Underwriters or to certain other dealers. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company does not intend to apply for listing of the Senior Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Senior Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Senior Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Senior Notes.

    When more than 10% of the proceeds of a public offering of debt securities that meet certain ratings criteria are to be paid to a member of the National Association of Securities Dealers, Inc. (the "NASD") participating in such public offering or to an affiliate of such a member, Section 44 (c)(8) of the NASD's Rules of Fair Practice requires disclosure of such fact. NationsBanc Capital Markets, Inc., one of the Underwriters, is a member of the NASD and is an affiliate of NationsBank of Texas, N.A. ("NationsBank"), the administrative agent and one of the lenders under the Company Bank Credit Facility, the LQDP Lines of Credit and the Company's unsecured line of credit. NationsBank will receive more than 10% of the net proceeds from the public offering of Senior Notes as a result of the use of such proceeds to repay loans made under the Company Bank Credit Facility and the LQDP Lines of Credit. See "Use of Proceeds."

    From time to time, Morgan Stanley & Co. Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation have provided, and continue to provide, investment banking services to the Company. NationsBanc Capital Markets, Inc. and its affiliates have periodically provided and may in the future provide banking and investment banking services to the Company.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Senior Notes offered hereby will be passed upon for the Company by John F. Schmutz, Vice President -- General Counsel of the Company and Latham & Watkins, Los Angeles, California and for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

    The combined balance sheets of La Quinta Inns, Inc., as of December 31, 1994 and 1993, and the related combined statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994 incorporated by reference herein and elsewhere in the Registration Statement (as defined under "Available Information"), have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption of Statement of Financial Accounting Standards No. 109 in 1993.

    With respect to the unaudited interim financial information for the three-month periods ended March 31, 1995 and 1994 and three and six-month periods ended June 30, 1995 and 1994, incorporated by reference herein, KPMG Peat Marwick LLP has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because neither of those reports is a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments, the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended ("Securities Act") with respect to the Senior Notes offered hereby. This Prospectus, filed as a part of that Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated herein by reference. See "Incorporation of Certain Information by Reference." For further information regarding La Quinta and the Senior Notes offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto and the documents incorporated herein by reference. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The Company's Annual Report on Form 10-K (Commission file No. 1-7790) for the fiscal year ended December 31, 1994 (filed with the Commission on March 15, 1995), the Company's Quarterly Report on Form 10-Q for the three month period ended March 31, 1995 (filed with the Commission on May 15, 1995), the Company's Current Report on Form 8-K (filed with the Commission on June 16, 1995) and the Company's Quarterly Report on Form 10-Q for the six month period ended June 30, 1995 (filed with the Commission on July 26, 1995), are hereby incorporated by reference.

    All documents filed by the Company pursuant to Sections 13(a),13(c),14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities offered by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: La Quinta Inns, Inc., 112 East Pecan Street, San Antonio, Texas 78205, Attention:
Investor Relations, telephone (210) 302-6000.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate of the fees and expenses, other than underwriting discounts and commissions, payable or reimbursable by the Company in connection with the issuance and distribution of the Senior Notes:

SEC Registration Fee...............................................  $  34,483
Printing and Engraving Expenses....................................      *
Blue Sky Fees and Expenses.........................................      *
Trustee and Registrar Fees.........................................      *
Legal Fees and Expenses............................................      *
Accounting Fees....................................................      *
Miscellaneous Expenses.............................................      *
                                                                     ---------
  Total............................................................  $   *
                                                                     ---------
                                                                     ---------

- ------------------------
*    To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article 2.02A(16) of the Texas Business Corporation Act, as amended (the "TBCA"), empowers the Company to indemnify its directors, officers, employees and agents in a variety of circumstances and to purchase and maintain liability insurance for those persons, but only to the extent permitted by Article 2.02-1 of the TBCA.

    Article 2.02-1 of the TBCA provides that a corporation may indemnify any person who was, is or is threatened to be made a party to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative because the person is or was a director of the Company or is or was serving at its request in the same or another capacity in another corporation or business association against judgments, penalties, fines, settlements, and reasonable expenses actually incurred if it is determined: (i) that the person conducted himself in good faith, (ii) that the person reasonably believed his conduct, with respect to his official capacity, was in the best interest of the Company, or, in all other cases, his conduct was at least not opposed to the best interests of the Company, and (iii) in the case of any criminal proceeding, that the person had no reasonable cause to believe his conduct was unlawful.

    Article Eleven of the Company's Restated Articles of Incorporation, as amended (the "Articles"), and Article V of the Company's Amended and Restated By-Laws, as amended (the "By-Laws"), provide for indemnification of directors, officers, employees and agents of the Company in a variety of circumstances.
Article V of the By-Laws provides that the Company shall indemnify any person who was, is, or is threatened to be made a named party or who is called as a witness in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, who is or was a director or officer, to the fullest extent permitted by the TBCA, as now existing or hereafter amended, including to the extent that any such action, suit or proceeding may involve the negligence of a director or officer. In addition, the Company has purchased and maintains insurance on behalf of directors and officers of the Company against any liability asserted against such persons and incurred by them in such capacity and arising out of their status as directors or officers of the Company.

    On November 15, 1990, the Board of Directors of the Company approved and adopted the terms and provisions of two separate forms of indemnification agreements (the "Agreements"), one for directors of the Company, including subsidiaries, and the other for officers or key employees of the Company, including its subsidiaries. The Agreements provide the Company's directors, officers and key employees with a contractual right to indemnification for actions taken by them in their respective roles or otherwise on behalf of the Company. This contractual right insures that directors and officers will be indemnified by the Company to the fullest extent permitted by Texas law even if subsequent events result in a change in the control of the Company. There are two forms of the Agreement because the TBCA limits a corporation's ability to indemnify its directors under any circumstance, but allows a corporation to expand the statutory limits as to indemnification of officers and employees.

    The Agreements entered into between the Company and its directors beginning in November 1990 and thereafter obligate the Company to indemnify a director who was, is, or is threatened to be made a party or witness to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because the person is or was a director of the Company against judgments, penalties, fines, settlements, and reasonable attorneys' fees and expenses actually incurred if it is determined: (i) that the director conducted himself in good faith, (ii) that the director reasonably believed (a) with respect to activities in his official capacity that his conduct was in the best interests of the Company, (b) with respect with all other cases that his conduct was at least not opposed to the best interests of the Company, and (iii) in the case of any criminal proceeding, that the director had no reasonable cause to believe that his conduct was unlawful. The Agreements entered into between the Company and its officers beginning in November 1990 and thereafter do not contain the foregoing limitations.

    The Agreements also mandate the indemnification of directors or officers who serve as witnesses in any proceeding (subject to certain limitations) and who have been wholly successful as a party on the merits or otherwise in the defense of any proceeding.

    As to directors, the Agreements also limit indemnification to reasonable attorneys' fees and expenses actually incurred if a director is found in a proceeding to be liable to the Company or is found liable on the basis that he received an improper benefit, and further absolutely prohibit any indemnification of a director who has been found liable in a proceeding for willful or intentional misconduct in the performance of his duties to the Company.

    Provisions authorizing indemnification or advancement of expenses contained in the Company's Articles, By-Laws or the Agreements are valid only to the extent that such provisions are consistent with provisions of Article 2.02-1 of the TBCA. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable.

    The Articles also contain a provision which eliminates certain potential liability of directors of the Company for monetary damages to the full extent permitted by the laws of the State of Texas as interpreted and applied by the courts. The provision does not, however, eliminate the duty of care or the duty of loyalty owed to the Company by its directors; instead, it only eliminates monetary damage awards for actions or omissions by directors that breach the duty of care owed to the Company and its shareholders. Moreover, this provision does not in any way limit or eliminate the liability of directors of the Company for (i) breaches of their duty of loyalty to the Company and its shareholders,
(ii) failing to act in good faith, intentional misconduct or knowing violations of law, (iii) obtaining an improper personal benefit for themselves, (iv) any liability expressly imposed by statute, or (v) an unlawful stock repurchase or payment of dividends.

    Furthermore, said limitation pertains solely to claims against a director arising out of his role as a director and does not relieve a director, if he is also an officer of the Company, from any liability arising from his role as an officer. Finally, the provision does not apply to the responsibilities of directors under any other law such as federal and state securities laws or statutes expressly providing for liability of directors of corporations.

ITEM 16.  EXHIBITS.

    The following exhibits are filed as part of the Registration Statement:

  1        Underwriting Agreement.
  4(a)     Form  of Indenture between  La Quinta Inns,  Inc. and U.S.  Trust Company of Texas,
           N.A., as Trustee.
  4(b)     Form of Senior Note of La Quinta Inns, Inc.
 *5        Opinion of  John F.  Schmutz,  Esq. as  to the  legality  of the  securities  being registered.
*10        Form of Amended Bank Credit Facility of La Quinta Inns, Inc.
 12        Computation of Ratio of Earnings to Fixed Charges.
 15        Awareness Letter of KPMG Peat Marwick LLP.
 23(a)     Consent of KPMG Peat Marwick LLP.
*23(b)     Consent of John F. Schmutz, Esq. (included in Exhibit 5).
 24        Powers of Attorney (contained on the signature pages hereof).
 25        Statement of Eligibility of Trustee on Form T-1.

- ------------------------
*    To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    (b) La Quinta hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of La Quinta's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Certain arrangements indemnifying La Quinta, and officers, directors and controlling persons of La Quinta are set forth in the Prospectus and in Item 15 above. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of La Quinta pursuant to the foregoing provisions, or otherwise, La
Quinta has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by La Quinta of expenses incurred or paid by a director, officer or controlling person of La Quinta in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, La Quinta will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (i) La Quinta hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by La Quinta pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 11th day of August, 1995.

                                          LA QUINTA INNS, INC.

                                          BY: ______WILLIAM C. HAMMETT, JR._____
                                              Name: William C. Hammett, Jr.
                                             Title: Senior Vice President --
                                             Accounting and
                                             Administration

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Gary L. Mead, Michael A. Depatie, William C. Hammett, Jr. and John F. Schmutz and each of them, any one of whom may act without joiner of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

       SIGNATURES                        TITLE                       DATE
- -------------------------  ---------------------------------  ------------------

      GARY L. MEAD         President, Chief Executive
- -------------------------   Officer and Director (Principal    August 11, 1995
     (Gary L. Mead)         Executive Officer)

   MICHAEL A. DEPATIE
- -------------------------  Senior Vice President -- Finance    August 11, 1995
  (Michael A. Depatie)      (Principal Financial Officer)

 WILLIAM C. HAMMETT, JR.   Senior Vice President Accounting
- -------------------------   and Administration (Principal      August 11, 1995
(William C. Hammett, Jr.)   Accounting Officer)

  WILLIAM H. CUNNINGHAM
- -------------------------  Director                            August 11, 1995
 (William H. Cunningham)

       SIGNATURES                        TITLE                       DATE
- -------------------------  ---------------------------------  ------------------

   DONALD J. MCNAMARA
- -------------------------  Director                            August 11, 1995
  (Donald J. McNamara)

     PETER STERLING
- -------------------------  Director                            August 11, 1995
    (Peter Sterling)

    THOMAS M. TAYLOR
- -------------------------  Director                            August 11, 1995
   (Thomas M. Taylor)

                               INDEX TO EXHIBITS

 EXHIBIT                                                                                                 SEQUENTIALLY
   NO.                                            DESCRIPTION                                            NUMBERED PAGE
- ---------  ------------------------------------------------------------------------------------------  -----------------

  1        Underwriting Agreement.
  4(a)     Form  of Indenture between La Quinta Inns, Inc.  and U.S. Trust Company of Texas, N.A., as
           Trustee.
  4(b)     Form of Senior Note of La Quinta Inns, Inc.
 *5        Opinion of John F. Schmutz, Esq. as to the legality of the securities being registered.
*10        Form of Amended Bank Credit Facility of La Quinta Inns, Inc.
 12        Computation of Ratio of Earnings to Fixed Charges.
 15        Awareness Letter of KPMG Peat Marwick LLP.
 23(a)     Consent of KPMG Peat Marwick LLP.
*23(b)     Consent of John F. Schmutz, Esq. (included in Exhibit 5).
 24        Powers of Attorney (contained on the signature pages hereof).
 25        Statement of Eligibility of Trustee on Form T-1.

- ------------------------
*    To be filed by amendment.